Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

GroGuru, Inc.
9705 Carroll Centre Road, Suite 101
San Diego, CA 92126
https://www.groguru.com/

Up to $3,929,999.92 in Series Seed 1 Preferred Stock at $0.11
Minimum Target Amount: $9,999.99

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: GroGuru, Inc.
Address: 9705 Carroll Centre Road, Suite 101, San Diego, CA 92126
State of Incorporation: DE
Date Incorporated: June 17, 2014

Terms:

Equity

Offering Minimum: $9,999.99 | 90,909 shares of Series Seed 1 Preferred Stock
Offering Maximum: $3,929,999.92 | 35,727,272 shares of Series Seed 1 Preferred Stock
Type of Security Offered: Series Seed 1 Preferred Stock
Purchase Price of Security Offered: $0.11
Minimum Investment Amount (per investor): $249.92

**Maximum Number of Shares offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Proxy

Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives*

Early Bird

Friends and Family - First 72 hours | 15% bonus shares

Super Early Bird - Next 72 hours | 10% bonus

Early Bird Bonus - Next 7 days | 5% bonus shares

Volume

Tier 1 perk - ($1,000 + perk 1)

Tier 2 perk - ($5,000 + perk 2)

Tier 3 perk - ($10,000 + perk 3 + 5% bonus shares)

Tier 4 perk - ($25,000 + 10% bonus shares)

Tier 5 perk - ($50,000 + 15% bonus shares)

Perks/Swag

Perk 1 = GroGuru baseball cap

Perk 2 = GroGuru polo and Perk 1

Perk 3 = GroGuru Jacket and Perk 2

All Tier 4-5 volume investors get Perk 3

For Bonus Shares, an investor will get the greater of the two bonus share amounts from volume and early bird, but not both.

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

GroGuru, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Series Seed 1 Preferred Stock at

$0.11 / share, you will receive 10 additional shares of Series Seed 1 Preferred Stock, meaning you'll own 110 shares for $11. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

GroGuru supplies precision soil and irrigation monitoring and management systems to the commercial agriculture industry. GroGuru is all about strategic irrigation management, helping farmers make more money by increasing crop yield and more efficiently using water and other scarce resources in a sustainable way.

GroGuru has a patented wireless underground system (WUGS) for soil monitoring, which enables the permanent installation of soil sensors in annual field crops like corn and soybeans. GroGuru applies machine learning and artificial intelligence (AI) in the Cloud, and adds other information like weather forecasts and crop models to make recommendations of when and how much to irrigate. GroGuru's irrigation recommendations are made via an intuitive farmer-friendly user interface that farmers can access on their tablet, computer or mobile device.

GroGuru sells an innovative hardware-enabled subscription-based solution to farmers that enables optimal irrigation, as well as a software as a service (SaaS) product marketed as GroGuru® InSites. GroGuru sells directly to farmers and through ag retailers, agronomic consultants, farming co-op, and farm & irrigation equipment dealers.

Competitors and Industry

According to a 2018 USDA survey, only about 10 percent of farmers in the U.S. are using soil sensors. Farmers that are using this technology are seeing increased crop yield and more efficient use of water and other resources, but the cost and scalability of existing soil monitoring alternatives, that require annual installation and removal, has been prohibitive for many farmers.

GroGuru solves that problem, giving us a unique opportunity for farmers to increase crop yield while more efficiently using water. Based on Grand View Research, the global irrigation automation market size was valued at USD 2.65 billion in 2019 and is expected to expand at a compound annual growth rate (CAGR) of 16.8% from 2020 to 2027.

The primary competitors for GroGuru are AquaSpy, CropX and Hortau. There are other key ecosystem players for soil moisture probes with the primariy players being AquaCheck, Sentek and Irrometer. GroGuru has established partnership relationships with AquaCheck and Sentek. The major center-pivot irrigation system providers are Valmont/Valley, Lindsay and Reinke. The major players in drip irrigation for commercial agriculture are Jain and Netafim. The GroGuru solution works with any irrigation systems (e.g., center pivot, drip, sprinkler, linear).

Current Stage and Roadmap

Current Stage

We have already deployed over 2,500 sensors across over 100 customers in the United States. This includes deployments on several hundred sites across over 20 crop types including alfalfa, cotton, lemons, walnuts, grapes, asparagus, green beans, blueberries, pistachios, soybeans, corn, hemp, olives, roses, raisins, cannabis, oranges, tomatoes, sorghum, and almonds.

We have established strategic partnerships with DTN, AquaCheck, Sentek, PivoTrac, and other key ecosystem partners to supply a complete strategic irrigation management recommendation engine to farmers and agronomic consultants.

Future Roadmap

We will start deploying this Spring, in limited volume, our two-way version of the GroGuru WUGS (wireless underground system) that enables our above ground telemetry to be mounted on a drone or center-pivot irrigation system, eliminating the need for field telemetry. We call this Mobile GroGuru WUGS.

We will be launching, with limited release, a cellular (CAT-M1) version of our field telemetry this Spring. This will complement our LoRa field telemetry offering and allow us to expand into new markets.

We will be adding key features to our GroGuru InSites software-as-a-service (SaaS) product this Spring, including features from our partnership with DTN including crop models and weather forecasts.

The Team

Officers and Directors

Name: Patrick Henry

Patrick Henry's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** President, CEO, and Co-Founder
  Dates of Service: July 23, 2018 - Present
  Responsibilities: Drive the overall strategy and operational execution for an exciting AgTech company that is changing the way that we grow crops by using an innovative IoT plus SaaS system for precision irrigation, soil monitoring and management. Salary: $150k/year, plus restricted stock and stock options.

- **Position:** Member of the Board of Directors
  Dates of Service: July 23, 2018 - Present
  Responsibilities: Corporate governance.

Other business experience in the past three years:

- **Employer:** QuestFusion LLC
  Title: CEO & Founder
  Dates of Service: January 01, 2015 - July 01, 2018
  Responsibilities: Serve as strategic advisor for CEOs of emerging technology companies.

Name: Farooq Anjum

Farooq Anjum's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Technology Officer and VP of Engineering
  Dates of Service: July 01, 2018 - Present
  Responsibilities: Drive overall product development, research and product production for GroGuru. Salary: $140k/year, plus restricted stock and stock options.

- **Position:** Member of the Board of Directors
  Dates of Service: June 17, 2014 - Present
  Responsibilities: Corporate Governance

Other business experience in the past three years:

- **Employer:** GroGuru, Inc.
  Title: CEO
  Dates of Service: June 17, 2014 - July 01, 2018
  Responsibilities: Managing the overall operations and resources of a company.

Name: Edward Roark Moore

Edward Roark Moore's current primary role is with EvoNexus. Edward Roark Moore currently services 2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Member of the Board of Directors
  Dates of Service: October 09, 2019 - Present
  Responsibilities: Provide guidance to the CEO and represent the shareholder of the company to management. Rory receives stock options as compensation.

Other business experience in the past three years:

- **Employer:** EvoNexus
  Title: CEO

Dates of Service: January 01, 2010 - Present
Responsibilities: Drive overall strategy and operations.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in GroGuru, Inc. (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Series Seed 1 Preferred Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing to raise additional capital in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we may need to raise additional equity capital, modify our growth plans, or take some other action. Issuing additional equity securities may require bringing on additional investors. Securing these additional investors could require pricing our equity securities below the current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the securities are not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of future series of preferred stock could be more advantageous to those investors than to the holders of common stock and existing series of preferred stock, including the Series Seed 1 Preferred Stock being sold in this offering. In addition, if we need to raise more equity capital from the sale of common stock or preferred stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Some of our products are still in prototype phase and might never be operational products
It is possible that our product prototypes may never be operational products or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company’s making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Minority Holder; Securities with Voting Rights
The Series Seed 1 Preferred Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the “CEO”), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company owns several patents and patent applications, trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

There is limited publicly available information related to our business and the risks associated with participating in this offering.
Offerings under Section 4(a)(6) of Securities Act of 1933, as amended, are exempt from state and federal registration requirements. Therefore, there is less disclosure of, or publicly available, information contained in this document than would typically be provided in a registered offering. While we have attempted to summarize the risks to the best of our ability, there may in fact be risks associated with participating in this offering, and Company-specific risks that have not been contemplated in this document.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The valuation of private companies, especially

startups, generally is subject to negotiations between company management and prospective investors, and may result in a value that is highly arbitrary. Furthermore, a private investment made in our company will be illiquid and likely will be long term in nature and may require years from the date of initial investment before disposition, if ever. The value of your investment may be lost or substantially devalued at liquidity.

The transferability of the Securities you are buying is limited
Any Series Seed 1 Preferred Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer.

Our product could fail to achieve the sales projections we expect
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our products will fail to gain market acceptance for any number of reasons. If the products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those we develop. There can be no assurance that competitors will render our technology or products obsolete or that the products we develop will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
GroGuru, Inc. was formed on June 17, 2014. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We may never pay dividends on any shares, and will only be able to do so if our directors determine that we are financially able and it is

advisable to do so. GroGuru, Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will ever be profitable or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that GroGuru WUGS and GroGuru InSites are good ideas, that the team will be able to successfully market, and sell the products and services, that we can price them right and sell them to enough customers so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We may experience significant fluctuations in our future operating results due to a variety of factors
Given the early stage of the Company and the rapidly evolving nature of the markets in which we compete, we may experience significant fluctuations in our future operating results due to a variety of factors, many of which are outside our control. Factors that may adversely affect our future operating results include, without limitation, unforeseen development costs, variable operating costs, general economic conditions and market conditions, and the development or introduction of new technological innovations, products or services by our competitors. If we are unable to address the above factors, our operating results may fall below the expectations of management, which could adversely affect our business.

We have pending patent approvals that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our patents, trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render our patents unenforceable through some other mechanism. If competitors are able to bypass our patent, trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our patents, trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

Our failure to attract and retain qualified personnel in target geographies in the future, could harm our business

To execute on our multi-year growth plan, we need to add key people in target geographies to build sales channels and drive sales growth. If we are unable to hire these key people, it can potentially slow sales growth and could adversely affect the Company.

Our future success depends on the efforts of a small management team

Our future success depends on the efforts of a small management team. The loss of any of the members of the management team may have an adverse effect on the Company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

Our customer's ability and willingness to purchase our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on outside government regulation such as changes in the laws and regulations in the United States that provide financial incentives to farmers, such as the Farm Bill. Changes in or removal of these laws or regulations could slow sales growth and adversely affect the Company.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on GroGuru, Inc. or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on GroGuru, Inc. could harm our reputation and materially negatively impact our financial condition and business.

COVID-19 has had an impact on our business
Since the COVID-19 pandemic began in March 2020, we've experienced disruption to our supply chain that affected our sales revenue. In addition, our 2020 revenues were lower than our forecasted revenues for the same period. This is at least partially due to the COVID-19 health crisis and its impact on the economy. For example, some farmers have delayed adopting new technology due to the economic impact and uncertainty caused by the COVID-19 pandemic. The extent and duration of the effects of the COVID-19 pandemic on the economy are difficult to predict, which makes our future performance more difficult to predict. If the COVID-19 pandemic and economic uncertainties persist, or if they worsen, we expect that our business will continue to be adversely affected, resulting in a further negative impact on our business, financial condition, results of operations and cash flows.

If the Company cannot raise sufficient funds, it will not succeed
The Company is offering Series Seed 1 Preferred Stock in the amount of up to $3,929,999.92 in this offering, and it may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. Even if the Company manages to raise the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Farooq Anjum	10,324,208	Common Stock	37.34
Patrick Henry	6,295,833	Common Stock	23.39

The Company's Securities

The Company has authorized Common Stock, GroGuru Convertible Note, SAFE Convertibles (Set 1), GroGuru WeFunder Convertible Notes, Series Seed 1 Preferred Stock, Series Seed 2 Preferred Stock, Series Seed 3 Preferred Stock, Series Seed 4 Preferred Stock, Series Seed 5 Preferred Stock, SAFE Convertibles (Set 2), SAFE Convertibles (Set 3) , and SAFE Convertibles (Set 4). As part of the Regulation Crowdfunding raise, the Company will be offering up to 35,727,272 of Series Seed 1 Preferred Stock.

Common Stock

The amount of security authorized is 296,688,998 with a total of 35,636,109 outstanding.

Voting Rights

1 vote per share

Material Rights

The total number of shares outstanding includes 354,674 of shares to be issued pursuant to outstanding warrants.

The total number of shares outstanding includes 8,389,225 of shares to be issued pursuant to stock options issued.

The total number of shares outstanding includes 16,663,302 of shares to be issued pursuant to stock options, reserved but unissued.

The 10,324,208 of Common stock owned by Mr. Anjum consists of 9.500,000 shares of Common Stock, plus 824,208 shares of Common Stock issuable upon the exercise of options beneficially owned by Mr. Anjum that are exercisable within 60 days following March 31, 2021. His 37.34% ownership is based on approximately 26,822,121 shares of Common Stock outstanding as of March 31, 2021, plus 824,208 shares of Common Stock issuable upon the exercise of options beneficially owned by Mr. Anjum that are exercisable within 60 days following March 31, 2021.

The 6,295,833 of Common Stock owned by Mr. Henry consists of 6,200,000 shares of Common Stock, plus 95,833 shares of Common Stock issuable upon the exercise of options beneficially owned by Mr. Henry that are exercisable within 60 days following March 31, 2021. His 23.39% ownership is based on approximately 26,822,121 shares of Common Stock outstanding as of March 31, 2021, plus 95,833 shares of Common Stock issuable upon the exercise of options beneficially owned by Mr. Henry that are exercisable within 60 days following March 31, 2021.

GroGuru Convertible Note

The security will convert into Series 1 preferred stock and the terms of the GroGuru Convertible Note are outlined below:

Amount outstanding: $2,455,000.00
Interest Rate: 6.0%
Discount Rate: 20.0%
Valuation Cap: $6,000,000.00
Conversion Trigger: Automatic Conversion upon a Qualified Equity Financing. If a Qualified Equity Financing occurs while the Note is outstanding, then the outstanding principal amount of and all accrued and unpaid interest on the Note shall automatically convert into such number of fully paid and nonassessable shares of the Company's capital stock consisting of the Preferred Stock of the same series issued in such Qualified Equity Financing (the "Qualified Preferred Stock"), as shall be equal to the number obtained by dividing (A) all principal and accrued but unpaid interest under such Note by (B) the Conversion Price (as defined in Section 5 the Note).

Material Rights

"Conversion Price" means: the lesser of (i) of the price per share paid by the other purchasers of the Preferred Stock sold in the Qualified Equity Financing multiplied by 80% and (ii) the price per share obtained by dividing $6,000,000 by the Company's fully-diluted capitalization immediately prior to such Qualified Equity Financing assuming exercise or conversion of all convertible securities of the Company but excluding any shares issuable upon conversion of the Notes.

Interest Rate: Accrued interest under the Notes shall be payable on the Maturity Date if not otherwise converted into shares of the Company's capital stock pursuant to Section 2 of the Notes.

Voluntary Prepayment. The Notes may be prepaid by the Company at any time without penalty or premium with the prior written consent of the Required Holders (as defined in the Notes); provided that (i) any prepayment of a Note may only be made in connection with the prepayment of all Notes on a pro rata basis, based on the respective aggregate outstanding principal amounts of each such Note and (ii) any such prepayment shall be applied first to interest accrued on the Note and second, if the amount of prepayment exceeds the amount of all such accrued interest, to the payment of principal of the Note.

Change of Control Payment. If the outstanding principal and accrued but unpaid interest due under the Note have not otherwise been converted into equity securities upon a Change of Control pursuant to Section 2(c) the Note, the Company shall pay to the Holder an amount equal to 200% of such principal and 100% of such accrued and unpaid interest.

"Qualified Equity Financing" means a transaction or series of transactions pursuant to which the Company issues and sells shares of its Preferred Stock for aggregate gross proceeds of at least $3,000,000 (which amount shall include the conversion of the Notes but exclude the conversion of any other convertible promissory notes or other convertible securities of the Company) with the principal purpose of raising capital.

Conversion and Repayment

1. Conversion.

Automatic Conversion upon a Qualified Equity Financing. If a Qualified Equity Financing occurs while the Note is outstanding, then the outstanding principal amount of and all accrued and unpaid interest on the Note shall automatically convert into such number of fully paid and nonassessable shares of the Company's capital stock consisting of the Preferred Stock of the same series issued in such Qualified Equity Financing (the "Qualified Preferred Stock"), as shall be equal to the number obtained by dividing (A) all principal and accrued but unpaid interest under such Note by (B) the Conversion Price (as defined in Section 5 the Note).

Optional Conversion

(i) Non-Qualified Financings. If the Company sells shares of a series of its Preferred Stock in any transaction or series of transactions that does not qualify as a Qualified Equity Financing (such financing a "Non-Qualified Financing") while the Note is outstanding, upon the written election of the Required Holders, all of the outstanding principal and accrued but unpaid interest hereon shall convert into a number of fully paid and nonassessable shares of the Company's capital stock consisting of Preferred Stock of the same series offered in such Non-Qualified Financing (the "Optional Conversion Shares") determined pursuant to the following formula. The total number of Optional Conversion Shares that Holder shall be entitled to receive upon conversion of the Note pursuant to the preceding sentence shall be equal to the number obtained by dividing (A) all principal and accrued but unpaid interest under such Note by (B) the Optional Conversion Price (as defined in Section 5 the Note). To the extent there are not sufficient shares of Preferred Stock authorized to enable conversion of the Note as contemplated by the Note at the time required by the Note, the Company shall use its reasonable best efforts to authorize such additional shares of Preferred Stock.

Conversion on Change of Control. If the Company consummates a Change of Control (as defined in Section 5 of the Note) while the Note is outstanding, upon the written election of the Required Holders, the outstanding principal amount of the Note, plus all accrued and unpaid interest hereon shall convert into shares of the Company's most senior series of capital stock outstanding at the time of such Change of Control, at a price per share obtained by dividing $6,000,000 by the Company's fully-diluted capitalization immediately prior to the closing of such Change of Control, assuming exercise or conversion of all convertible securities of the Company and excluding any shares issuable upon conversion of the Note or any other outstanding convertible promissory notes issued by the Company. To the extent there are not sufficient shares of capital stock authorized to enable a conversion of the Note as contemplated by the Note, the Company shall use its reasonable best efforts to authorize such additional shares of such capital stock.

Conversion Procedure.

Conversion Mechanics. If the Note is to be converted pursuant to the Note at the option of the Holder, written notice shall be delivered to Holder at the address last shown on the records of the Company for Holder, notifying Holder of the conversion to be effected, specifying the applicable conversion price, the principal amount of the Note to be converted, together with all accrued and unpaid interest, the date on which such conversion is expected to occur and calling upon Holder to surrender to the Company, in the manner and at the place designated, the Note. Upon any conversion of the Note, Holder hereby agrees to execute and deliver to the Company all transaction documents entered into by other Holders participating in any Qualified Equity Financing or Non-Qualified Financing, if applicable, including a purchase agreement, an investor rights agreement and other ancillary agreements, with customary representations and warranties and transfer restrictions. Holder also agrees to deliver the original of the Note (or a notice to the effect that the original Note has been lost, stolen or destroyed and an agreement acceptable to the Company whereby Holder agrees to indemnify the Company from any loss incurred by it in connection with this Note) at the closing of the event triggering such conversion for cancellation; provided, however, that upon the closing of the event triggering conversion of the Note, the Note shall be deemed converted and of no further force and effect, whether or not it is delivered for cancellation as set forth in this sentence. The Company shall, as soon as practicable thereafter, issue and deliver to Holder a certificate or certificates for the number of shares to which Holder shall be entitled upon such conversion, including a check payable to Holder for any cash amounts payable as described in Section 2(d)(ii) of the Note. Any conversion of this Note pursuant to the Note shall be deemed to have been made immediately prior to the closing of the event triggering such conversion, and on and after such date the Persons entitled to receive the shares issuable upon such conversion shall be treated for all purposes as the record holder of such shares.

SAFE Convertibles (Set 1)

The security will convert into Series seed 2 preferred stock and the terms of the SAFE Convertibles (Set 1) are outlined below:

Amount outstanding: $75,000.00
Interest Rate: 0.0%

Discount Rate: 20.0%
Valuation Cap: $2,000,000.00
Conversion Trigger: Equity Financing. If there is a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells Preferred Stock at a fixed pre-money valuation (an "Equity Financing") before the expiration or termination of this instrument, the Company will automatically issue to the Investor a number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Conversion Price.

Material Rights

Liquidity Event. If there is a Liquidity Event before the expiration or termination of the Safes, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option.

In connection with Section (b)(i) of the Safes, the Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investor and holders of other Safes (collectively, the "Cash-Out Investors") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts, and the Cash-Out Investors will automatically receive the number of shares of Common Stock equal to the remaining unpaid Purchase Amount divided by the Liquidity Price. In connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce, pro rata, the Purchase Amounts payable to the Cash-Out Investors by the amount determined by its board of directors in good faith to be advisable for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, and in such case, the Cash-Out Investors will automatically receive the number of shares of Common Stock equal to the remaining unpaid Purchase Amount divided by the Liquidity Price.

Dissolution Event. If there is a Dissolution Event before this instrument expires or terminates, the Company will pay an amount equal to the Purchase Amount, due and payable to the Investor immediately prior to, or concurrent with, the consummation of the Dissolution Event. The Purchase Amount will be paid prior and in preference to any Distribution (as defined in the Safes) of any of the assets of the Company to holders of outstanding Capital Stock by reason of their ownership thereof. If immediately prior to the consummation of the Dissolution Event, the assets of the Company legally available for distribution to the Investor and all holders of all other Safes (the "Dissolving Investors"), as determined in good faith by the Company's board of directors, are insufficient to permit the payment to the Dissolving Investors of their respective Purchase Amounts, then the entire assets of the Company legally available for distribution will be distributed with equal priority and pro rata among the Dissolving Investors in proportion to the Purchase Amounts they would otherwise be entitled to receive pursuant to Section 1(c) of the Safes.

"Change of Control" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Section 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"Conversion Price" means the either: (1) the price per share equal to the Valuation Cap divided by the Company capitalization. or (2) the Discount Price, whichever calculation results in a greater number of shares of Safe Preferred Stock.

"Dissolution Event" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

"Liquidity Event" means a Change of Control or an Initial Public Offering.

"Liquidity Price" means the price per share equal to the Valuation Cap divided by the Liquidity Capitalization (as defined in the Safes).

"Safe Preferred Stock" means the shares of a series of Preferred Stock issued to the Investor in an Equity Financing, having the identical rights, privileges, preferences and restrictions as the shares of standard Preferred Stock, other than with respect to: (i) the per share liquidation preference and the conversion price for purposes of price-based anti-dilution protection, which will equal the Conversion Price; and (ii) the basis for any dividend rights, which will be based on the Conversion Price.

GroGuru WeFunder Convertible Notes

The security will convert into Series seed 1 preferred stock and the terms of the GroGuru WeFunder Convertible Notes are outlined below:

Amount outstanding: $2,019,711.00
Maturity Date: May 06, 2022
Interest Rate: 6.0%
Discount Rate: 20.0%
Valuation Cap: $8,500,000.00
Conversion Trigger: Automatic Conversion upon a Qualified Equity Financing. If a Qualified Equity Financing occurs while the Note is outstanding, then the outstanding

principal amount of and all accrued and unpaid interest on the Note shall automatically convert into such number of fully paid and nonassessable shares of the Company's capital stock consisting of the Preferred Stock of the same series issued in such Qualified Equity Financing (the "Qualified Preferred Stock"), as shall be equal to the number obtained by dividing (A) all principal and accrued but unpaid interest under such Note by (B) the Conversion Price (as defined in Section 5 the Note).

Material Rights

Investors in the first $732,842.00 of the raise received a valuation cap of $7,500,000.

"Conversion Price" means: the lesser of (i) of the price per share paid by the other purchasers of the Preferred Stock sold in the Qualified Equity Financing multiplied by 80% and (ii) the price per share obtained by dividing $8,500,000(or $7,500,000, as applicable) by the Company's fully-diluted capitalization immediately prior to such Qualified Equity Financing assuming exercise or conversion of all convertible securities of the Company but excluding any shares issuable upon conversion of the Notes.

Interest Rate: Accrued interest under the Notes shall be payable on the Maturity Date if not otherwise converted into shares of the Company's capital stock pursuant to

Section 2 of the Notes.

Voluntary Prepayment. The Notes may be prepaid by the Company at any time without penalty or premium with the prior written consent of the note holders holding a majority of the aggregate outstanding principal due under the Notes (the "Required Holders"); provided that (i) any prepayment of a Note may only be made in connection with the prepayment of all Notes on a pro rata basis, based on the respective aggregate outstanding principal amounts of each such Note and (ii) any such prepayment shall be applied first to interest accrued on the Note and second, if the amount of prepayment exceeds the amount of all such accrued interest, to the payment of principal of the Note.

Change of Control Payment. If the outstanding principal and accrued but unpaid interest due under the Note have not otherwise been converted into equity securities upon a Change of Control pursuant to Section 2(c) the Note, the Company shall pay to the Holder an amount equal to 150% of such principal and 100% of such accrued and unpaid interest.

"Qualified Equity Financing" means a transaction or series of transactions pursuant to which the Company issues and sells shares of its Preferred Stock for aggregate gross proceeds of at least $3,000,000 (which amount shall include the conversion of the Notes but exclude the conversion of any other convertible promissory notes or other convertible securities of the Company) with the principal purpose of raising capital.

Conversion and Repayment

Conversion.

Automatic Conversion upon a Qualified Equity Financing. If a Qualified Equity Financing occurs while the Note is outstanding, then the outstanding principal amount of and all accrued and unpaid interest on the Note shall automatically convert into such number of fully paid and nonassessable shares of the Company's capital stock consisting of the Preferred Stock of the same series issued in such Qualified Equity Financing (the "Qualified Preferred Stock"), as shall be equal to the number obtained by dividing (A) all principal and accrued but unpaid interest under such Note by (B) the Conversion Price (as defined in Section 5 the Note).

Optional Conversion

Non-Qualified Financings. If the Company sells shares of a series of its Preferred Stock in any transaction or series of transactions that does not qualify as a Qualified Equity Financing (such financing a "Non-Qualified Financing") while the Note is outstanding, upon the written election of the Required Holders, all of the outstanding principal and accrued but unpaid interest hereon shall convert into a number of fully paid and nonassessable shares of the Company's capital stock consisting of Preferred Stock of the same series offered in such Non-Qualified Financing (the "Optional Conversion Shares") determined pursuant to the following formula. The total number of Optional Conversion Shares that Holder shall be entitled to receive upon

conversion of the Note pursuant to the preceding sentence shall be equal to the number obtained by dividing (A) all principal and accrued but unpaid interest under such Note by (B) the Optional Conversion Price (as defined in Section 5 the Note). To the extent there are not sufficient shares of Preferred Stock authorized to enable conversion of the Note as contemplated by the Note at the time required by the Note, the Company shall use its reasonable best efforts to authorize such additional shares of Preferred Stock.

Conversion on Change of Control. If the Company consummates a Change of Control (as defined in Section 5 of the Note) while the Note is outstanding, upon the written election of the Required Holders, the outstanding principal amount of the Note, plus all accrued and unpaid interest hereon shall convert into shares of the Company's most senior series of capital stock outstanding at the time of such Change of Control, at a price per share obtained by dividing $8,500,000 (or $7,500,000, as applicable) by the Company's fully-diluted capitalization immediately prior to the closing of such Change of Control, assuming exercise or conversion of all convertible securities of the Company and excluding any shares issuable upon conversion of the Note or any other outstanding convertible promissory notes issued by the Company. To the extent there are not sufficient shares of capital stock authorized to enable a conversion of the Note as contemplated by the Note, the Company shall use its reasonable best efforts to authorize such additional shares of such capital stock.

Conversion Procedure.

Conversion Mechanics. If the Note is to be converted pursuant to the Note at the option of the Holder, written notice shall be delivered to Holder at the address last shown on the records of the Company for Holder, notifying Holder of the conversion to be effected, specifying the applicable conversion price, the principal amount of the Note to be converted, together with all accrued and unpaid interest, the date on which such conversion is expected to occur and calling upon Holder to surrender to the Company, in the manner and at the place designated, the Note. Upon any conversion of the Note, Holder hereby agrees to execute and deliver to the Company all transaction documents entered into by other Holders participating in any Qualified Equity Financing or Non-Qualified Financing, if applicable, including a purchase agreement, an investor rights agreement and other ancillary agreements, with customary representations and warranties and transfer restrictions. Holder also agrees to deliver the original of the Note (or a notice to the effect that the original Note has been lost, stolen or destroyed and an agreement acceptable to the Company whereby Holder agrees to indemnify the Company from any loss incurred by it in connection with this Note) at the closing of the event triggering such conversion for cancellation; provided, however, that upon the closing of the event triggering conversion of the Note, the Note shall be deemed converted and of no further force and effect, whether or not it is delivered for cancellation as set forth in this sentence. The Company shall, as soon as practicable thereafter, issue and deliver to Holder a certificate or certificates for the number of shares to which Holder shall be entitled upon such conversion, including a check payable to Holder for any cash amounts payable as described in Section 2(d)(ii) of the Note. Any conversion of this Note pursuant to the

Note shall be deemed to have been made immediately prior to the closing of the event triggering such conversion, and on and after such date the Persons entitled to receive the shares issuable upon such conversion shall be treated for all purposes as the record holder of such shares.

Irrevocable Proxy. The Investor and his, her, or its transferees or assignees (collectively, the "Investor"), through a power of attorney granted by Investor in the Investor Agreement, will appoint XX Team LLC ("XX Team") as the Investor's true and lawful proxy and attorney (the "Proxy"), with the power to act alone and with full power of substitution, on behalf of the Investor to: (i) direct the voting of all securities purchased through wefunder.com, and to direct the exercise of all voting and other rights of Investor with respect to the Company's securities, and (ii) direct, in connection with such voting power, the execution of any instrument or document that XX Team determines is necessary and appropriate in the exercise of its authority. Such Proxy will be irrevocable. If an investor has entered into the Custodial and Voting Agreement with XX Investments LLC ("XX Investments"), then XX Investments will be the entity that XX Team directs to vote and take any other actions in connection with such voting (including the execution of documents) on behalf of such investor.

Repurchase. If the Company determines, in its sole discretion, that it is likely that within six months the securities of the Company will be held of record by a number of persons that would require the Company to register a class of its equity securities under the Securities Exchange Act of 1934, as amended ("Exchange Act"), as required by Section 12(g) or 15(d) thereof, the Company shall have the option to repurchase the securities from each Investor for the greater of (i) the purchase price of the securities, and (ii) the fair market value of the securities, as determined by an independent appraiser of securities chosen by the Company. The foregoing repurchase option will terminate upon a Change of Control (as defined in the Company's Investment Agreement) or dissolution.

Series Seed 1 Preferred Stock

The amount of security authorized is 103,671,069 with a total of 0 outstanding.

Voting Rights

1 vote per share.

Material Rights

Optional Conversion. The holders of the Preferred Stock shall have conversion rights as follows (the "Conversion Rights"):

Conversion Ratio. Each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and non-assessable shares of Common Stock as is determined by dividing the applicable Original Issue Price by the applicable Conversion Price (each as defined in the Amended and Restated Certificate of Incorporation of the Company) in effect at the time of conversion. The applicable "Conversion Price" for each series of Preferred Stock shall initially be equal to the Original Issue Price for each such series of Preferred Stock. Such initial applicable Conversion Price, and the rate at which shares of Preferred Stock may be converted into shares of Common Stock, shall be subject to adjustment as provided in the Amended and Restated Certificate of Incorporation of the Company.

Termination of Conversion Rights. In the event of a liquidation, dissolution or winding up of the Company or a Deemed Liquidation Event (as defined in the Amended and Restated Certificate of Incorporation of the Company), the Conversion Rights shall terminate at the close of business on the last full day preceding the date fixed for the payment of any such amounts distributable on such event to the holders of Preferred Stock; provided that the foregoing termination of Conversion Rights shall not affect the amount(s) otherwise paid or payable in accordance with Section 2.1 to holders of Preferred Stock pursuant to such liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event.

Fractional Shares. No fractional shares of Common Stock shall be issued upon conversion of the Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the number of shares of Common Stock to be issued upon conversion of the Preferred Stock shall be rounded to the nearest whole share.

Mandatory Conversion.

Trigger Events. Upon the earlier of (a) the closing of the sale of shares of Common Stock to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended (the "Securities Act"), and in connection with such offering the Common Stock is listed for trading on the Nasdaq Stock Market's National Market, the New York Stock Exchange or another exchange or marketplace approved by the Board, (b) the effectiveness of a registration statement under the Securities Act in connection with the initial listing of Common Stock on the Nasdaq Stock Market's National Market, the New York Stock Exchange or another exchange or marketplace approved by the Board in which the Corporation registers both (i) shares of existing capital stock of the Corporation for resale and (ii) a sale of shares of Common Stock by the Corporation, or (c) the closing of the sale of shares of Common Stock in a public offering of such shares pursuant to Regulation A under the Securities Act, or any amendment thereto or successor thereof, then (i) all outstanding shares of Preferred Stock shall automatically be converted into shares of Common Stock, at the then effective conversion rate as calculated pursuant to Section 4.1.1 and (ii) such shares may not be reissued by the Company.

The foregoing description of the material rights of the Preferred Stock does not purport to be a complete description of the material terms of the Preferred Stock.

Dividends. The Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation (other than dividends on shares of Common Stock payable in shares of Common Stock) unless (in addition to the obtaining of any consents required elsewhere in the Certificate of Incorporation) the holders of the Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Preferred Stock in an amount at least equal to (i) in the case of a dividend on Common Stock or any class or series that is convertible into Common Stock, that dividend per share of Preferred Stock as would equal the product of (A) the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into Common Stock and (B) the number of shares of Common Stock issuable upon conversion of a share of Preferred Stock, in each case calculated on the record date for determination of holders entitled to receive such dividend or (ii) in the case of a dividend on any class or series that is not convertible into Common Stock, at a rate per share of Preferred Stock determined by (A) dividing the amount of the dividend payable on each share of such class or series of capital stock by the original issuance price of such class or series of capital stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such class or series) and (B) multiplying such fraction by an amount equal to the Original Issue Price (as defined below): provided that, if the Corporation declares, pays or sets aside, on the same date, a dividend on shares of more than one (I) class or series of capital stock of the Corporation, the dividend payable to the holders of Preferred Stock pursuant to this Section I shall be calculated based upon the dividend on the class or series of capital stock that would result in the highest Preferred Stock dividend. The term "Series Seed 1 Original Issue Price" shall mean $0.1100 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series Seed I Preferred Stock. The term "Series Seed 2 Original Issue Price" shall mean $0.0377 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series Seed 2 Preferred Stock. The term "Series Seed 3 Original Issue Price" shall mean $0.0880 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series Seed 3 Preferred Stock. The term "Series Seed 4 Original Issue Price" shall mean $0.0754 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series Seed 4 Preferred Stock. The term "Series Seed 5 Original Issue Price" shall mean $0.0880 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series Seed 5 Preferred Stock. The Series Seed I Original Issue Price, the Series Seed 2 Original Issue Price, the Series Seed 3 Original Issue Price, the Series Seed 4 Original Issue Price and the Series Seed 5 Original Issue Price are each sometimes referred to herein as the "Original Issue Price" for the applicable specified series.

Liquidation - Preferential Payments to Holders of Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of shares of Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders, and in the event of a Deemed Liquidation Event (as defined below), the holders of shares of Preferred Stock then outstanding shall be entitled to be paid out of the consideration payable to stockholders in such Deemed Liquidation Event or out of the Available Proceeds (as defined below), as applicable, before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to the greater of (i) the Original Issue Price of such applicable series of Preferred Stock, plus any dividends declared but unpaid thereon, or (ii) such amount per share as would have been payable had all shares of the applicable series of Preferred Stock been converted into Common Stock pursuant to Section 4 immediately prior to such liquidation, dissolution, winding up or Deemed Liquidation Event (the amount payable pursuant to this sentence is hereinafter referred to as the "Liquidation Amount"). If upon any such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Preferred Stock the full amount to which they shall be entitled under this Section 2.1, the holders of shares of Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

The foregoing description of the material rights of the Series Seed 1 Preferred Stock does not purport to be a complete description of the material terms of the Series Seed 1 Preferred Stock.

Series Seed 2 Preferred Stock

The amount of security authorized is 1,989,389 with a total of 0 outstanding.

Voting Rights

1 vote per share.

Material Rights

See material rights discussed under Series Seed 1 Preferred Stock.

Series Seed 3 Preferred Stock

The amount of security authorized is 347,011 with a total of 0 outstanding.

Voting Rights

1 vote per share.

Material Rights

See material rights discussed under Series Seed 1 Preferred Stock.

Series Seed 4 Preferred Stock

The amount of security authorized is 1,392,569 with a total of 0 outstanding.

Voting Rights

1 vote per share

Material Rights

See material rights discussed under Series Seed 1 Preferred Stock.

Series Seed 5 Preferred Stock

The amount of security authorized is 14,417,898 with a total of 0 outstanding.

Voting Rights

1 vote per share

Material Rights

See material rights discussed under Series Seed 1 Preferred Stock.

SAFE Convertibles (Set 2)

The security will convert into Series seed 3 preferred stock and the terms of the SAFE Convertibles (Set 2) are outlined below:

Amount outstanding: $30,536.97
Interest Rate: 0.0%

Discount Rate: 20.0%
Valuation Cap: $0.00
Conversion Trigger: Equity Financing. If there is a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells Preferred Stock at a fixed pre-money valuation (an "Equity Financing") before the expiration or termination of this instrument, the Company will automatically issue to the Investor a number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Conversion Price.

Material Rights

Liquidity Event. If there is a Liquidity Event before the expiration or termination of the Safes, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option.

In connection with Section (b)(i) of the Safes, the Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investor and holders of other Safes (collectively, the "Cash-Out Investors") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts, and the Cash-Out Investors will automatically receive the number of shares of Common Stock equal to the remaining unpaid Purchase Amount divided by the Liquidity Price. In connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce, pro rata, the Purchase Amounts payable to the Cash-Out Investors by the amount determined by its board of directors in good faith to be advisable for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, and in such case, the Cash-Out Investors will automatically receive the number of shares of Common Stock equal to the remaining unpaid Purchase Amount divided by the Liquidity Price.

Dissolution Event. If there is a Dissolution Event before this instrument expires or terminates, the Company will pay an amount equal to the Purchase Amount, due and payable to the Investor immediately prior to, or concurrent with, the consummation of the Dissolution Event. The Purchase Amount will be paid prior and in preference to any Distribution (as defined in the Safes) of any of the assets of the Company to holders of outstanding Capital Stock by reason of their ownership thereof. If immediately prior to the consummation of the Dissolution Event, the assets of the Company legally available for distribution to the Investor and all holders of all other Safes (the "Dissolving Investors"), as determined in good faith by the Company's board of directors, are insufficient to permit the payment to the Dissolving Investors of their respective Purchase Amounts, then the entire assets of the Company legally available for distribution will be distributed with equal priority and pro rata among the Dissolving Investors in proportion to the Purchase Amounts they would otherwise be entitled to receive pursuant to Section 1(c) of the Safes.

“Change of Control” means (i) a transaction or series of related transactions in which any “person” or “group” (within the meaning of Section 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the “beneficial owner” (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company’s board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

“Conversion Price” means the either: (1) the price per share equal to the Valuation Cap divided by the Company capitalization. or (2) the Discount Price, whichever calculation results in a greater number of shares of Safe Preferred Stock.

“Dissolution Event” means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company’s creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

“Liquidity Event” means a Change of Control or an Initial Public Offering.

“Liquidity Price” means the price per share equal to the Valuation Cap divided by the Liquidity Capitalization (as defined in the Safes).

“Safe Preferred Stock” means the shares of a series of Preferred Stock issued to the Investor in an Equity Financing, having the identical rights, privileges, preferences and restrictions as the shares of standard Preferred Stock, other than with respect to: (i) the per share liquidation preference and the conversion price for purposes of price-based anti-dilution protection, which will equal the Conversion Price; and (ii) the basis for any dividend rights, which will be based on the Conversion Price.

SAFE Convertibles (Set 3)

The security will convert into Series seed 4 preferred stock and the terms of the SAFE Convertibles (Set 3) are outlined below:

Amount outstanding: $105,000.00
Interest Rate: 0.0%
Discount Rate: 20.0%
Valuation Cap: $4,000,000.00
Conversion Trigger: Equity Financing. If there is a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells Preferred Stock at a fixed pre-money valuation (an “Equity

Financing") before the expiration or termination of this instrument, the Company will automatically issue to the Investor a number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Conversion Price.

Material Rights

Material Rights

Liquidity Event. If there is a Liquidity Event before the expiration or termination of the Safes, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option.

In connection with Section (b)(i) of the Safes, the Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investor and holders of other Safes (collectively, the "Cash-Out Investors") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts, and the Cash-Out Investors will automatically receive the number of shares of Common Stock equal to the remaining unpaid Purchase Amount divided by the Liquidity Price. In connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce, pro rata, the Purchase Amounts payable to the Cash-Out Investors by the amount determined by its board of directors in good faith to be advisable for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, and in such case, the Cash-Out Investors will automatically receive the number of shares of Common Stock equal to the remaining unpaid Purchase Amount divided by the Liquidity Price.

Dissolution Event. If there is a Dissolution Event before this instrument expires or terminates, the Company will pay an amount equal to the Purchase Amount, due and payable to the Investor immediately prior to, or concurrent with, the consummation of the Dissolution Event. The Purchase Amount will be paid prior and in preference to any Distribution (as defined in the Safes) of any of the assets of the Company to holders of outstanding Capital Stock by reason of their ownership thereof. If immediately prior to the consummation of the Dissolution Event, the assets of the Company legally available for distribution to the Investor and all holders of all other Safes (the "Dissolving Investors"), as determined in good faith by the Company's board of directors, are insufficient to permit the payment to the Dissolving Investors of their respective Purchase Amounts, then the entire assets of the Company legally available for distribution will be distributed with equal priority and pro rata among the Dissolving Investors in proportion to the Purchase Amounts they would otherwise be entitled to receive pursuant to Section 1(c) of the Safes.

"Change of Control" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Section 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"Conversion Price" means the either: (1) the price per share equal to the Valuation Cap divided by the Company capitalization. or (2) the Discount Price, whichever calculation results in a greater number of shares of Safe Preferred Stock.

"Dissolution Event" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

"Liquidity Event" means a Change of Control or an Initial Public Offering.

"Liquidity Price" means the price per share equal to the Valuation Cap divided by the Liquidity Capitalization (as defined in the Safes).

"Safe Preferred Stock" means the shares of a series of Preferred Stock issued to the Investor in an Equity Financing, having the identical rights, privileges, preferences and restrictions as the shares of standard Preferred Stock, other than with respect to: (i) the per share liquidation preference and the conversion price for purposes of price-based anti-dilution protection, which will equal the Conversion Price; and (ii) the basis for any dividend rights, which will be based on the Conversion Price.

SAFE Convertibles (Set 4)

The security will convert into Series seed 5 preferred stock and the terms of the SAFE Convertibles (Set 4) are outlined below:

Amount outstanding: $1,268,777.09
Interest Rate: 0.0%
Discount Rate: 20.0%
Valuation Cap: $5,000,000.00
Conversion Trigger: Equity Financing. If there is a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells Preferred Stock at a fixed pre-money valuation (an "Equity Financing") before the expiration or termination of this instrument, the Company will automatically issue to the Investor a number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Conversion Price.

Material Rights

Liquidity Event. If there is a Liquidity Event before the expiration or termination of the Safes, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option.

In connection with Section (b)(i) of the Safes, the Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investor and holders of other Safes (collectively, the “Cash-Out Investors”) in full, then all of the Company’s available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts, and the Cash-Out Investors will automatically receive the number of shares of Common Stock equal to the remaining unpaid Purchase Amount divided by the Liquidity Price. In connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce, pro rata, the Purchase Amounts payable to the Cash-Out Investors by the amount determined by its board of directors in good faith to be advisable for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, and in such case, the Cash-Out Investors will automatically receive the number of shares of Common Stock equal to the remaining unpaid Purchase Amount divided by the Liquidity Price.

Dissolution Event. If there is a Dissolution Event before this instrument expires or terminates, the Company will pay an amount equal to the Purchase Amount, due and payable to the Investor immediately prior to, or concurrent with, the consummation of the Dissolution Event. The Purchase Amount will be paid prior and in preference to any Distribution (as defined in the Safes) of any of the assets of the Company to holders of outstanding Capital Stock by reason of their ownership thereof. If immediately prior to the consummation of the Dissolution Event, the assets of the Company legally available for distribution to the Investor and all holders of all other Safes (the “Dissolving Investors”), as determined in good faith by the Company’s board of directors, are insufficient to permit the payment to the Dissolving Investors of their respective Purchase Amounts, then the entire assets of the Company legally available for distribution will be distributed with equal priority and pro rata among the Dissolving Investors in proportion to the Purchase Amounts they would otherwise be entitled to receive pursuant to Section 1(c) of the Safes.

“Change of Control” means (i) a transaction or series of related transactions in which any “person” or “group” (within the meaning of Section 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the “beneficial owner” (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company’s board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"Conversion Price" means the either: (1) the price per share equal to the Valuation Cap divided by the Company capitalization. or (2) the Discount Price, whichever calculation results in a greater number of shares of Safe Preferred Stock.

"Dissolution Event" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

"Liquidity Event" means a Change of Control or an Initial Public Offering.

"Liquidity Price" means the price per share equal to: the fair market value of the Common Stock at the time of the Liquidity Event, as determined by reference to the purchase price payable in connection with such Liquidity Event, multiplied by the Discount Rate.

"Safe Preferred Stock" means the shares of a series of Preferred Stock issued to the Investor in an Equity Financing, having the identical rights, privileges, preferences and restrictions as the shares of standard Preferred Stock, other than with respect to: (i) the per share liquidation preference and the conversion price for purposes of price-based anti-dilution protection, which will equal the Conversion Price; and (ii) the basis for any dividend rights, which will be based on the Conversion Price.

What it means to be a minority holder

As a minority holder of Preferred Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** Convertible Note
  Final amount sold: $2,455,000.00
  Use of proceeds: Salaries, product development, business development, sales, channel development, strategic partner formation, G&A, working capital
  Date: February 04, 2019
  Offering exemption relied upon: 506(b)

- **Type of security sold:** SAFE
  Final amount sold: $1,479,314.06
  Use of proceeds: Product development, business development, sales, working capital
  Date: December 23, 2016
  Offering exemption relied upon: 506(b)

- **Type of security sold:** Convertible Note
  Final amount sold: $1,070,000.00
  Use of proceeds: Salaries, product development, business development, sales, marketing, G&A, working capital
  Date: July 03, 2020
  Offering exemption relied upon: Regulation CF

- **Type of security sold:** Convertible Note
  Final amount sold: $949,211.00
  Use of proceeds: Salaries, product development, business development, sales, channel development, strategic partner formation, G&A, working capital
  Date: July 03, 2020
  Offering exemption relied upon: 506(c)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2020 compared to year ended December 31, 2019

Revenue

Net revenue for fiscal year 2020 was $617,986, a slight decrease from fiscal year 2019 revenue of $674,113. In 2020, the Company's ability to operate and meet with customers was significantly impacted by COVID-19 and related restrictions. The Company had increased revenue of $223,076 or 117% in the first six months of the year 2020 as compared to 2019, respectively. Therefore, the Company experienced most of the COVID-19 impacts in the later half of the year. The Company has adjusted sales strategies and pivoted to meeting with more customers virtually which overall reduced overhead expenses of the business.

Cost of Sales

Cost of sales in 2020 was $623,445, an increase of approximately $152,416, from costs of $471,029 in fiscal year 2019. The increase was primarily related to a one-time inventory impairment charge of approximately $91,000. In addition, the Company had increased hardware costs of 28%, or $83,000, from 2019 to 2020 related to moving production to a third party manufacturer.

Gross Margins

2020 gross profit decreased by $208,543 from 2019 gross profit and gross margins as a percentage of revenues decreased from 30% in 2019 to (1)% in 2020. The decrease in gross margin is mainly due to an one-time impairment charge to inventory of approximately $91,000. In addition, margin on the hardware sales decreased from 52% in 2019 to 31% in 2020. The decrease in margin was driven primarily by moving manufacturing to a third party in an effort to scale with anticipated increasing demand. The Company expects hardware and gross margins to increase with volume of sales.

Operating Expenses

The Company's operating expenses consist of, among other things, compensation and benefits, marketing and sales expenses, fees for professional services and patents, and research and development expenses. Expenses in 2020 increased $591,368 from 2019. Approximately $402,000 of this increase was due to increased compensation and benefits costs. The primary driver of such increased costs was in increase in executive pay, which had previously been well below market. Compensation costs also increased with the hiring of two new employees in 2020 within the operations department. Additionally, the Company recognized a $179,000 in bad debt expense for customer sales who could not pay to a variety of reasons, including COVID-19.

Historical results and cash flows:

Historical results and cash flows are not representative of GroGuru's future performance. The Company primarily will be focusing on the SAAS vertical and leveraging hardware from other providers in addition to Company provided hardware. Therefore, the Company will require less upfront capital to procure and deploy hardware as the Company invests in the SAAS platform and sales growth.

The Company believes that if it is successful at implementing a SAAS model that it may be able to achieve positive cash flow sooner than under its previous model of selling hardware.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

Cash on Hand: ~$205,000; Collectible Accounts Receivable: ~$231,000

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The proceeds of this campaign will be allocated as set forth in the Use of Proceeds section below. The proceeds of this offering are critical to the financial needs of the Company. If the Company does not raise funds through this campaign, it will need to do so alternatively with another source, privately or otherwise. Even if the Company raises funds in this campaign, the Company will likely need additional funding from other sources for its continued operations.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The Company needs to raise money through financing, ideally equity financing. If the Company does not raise funds through this campaign, it will need to do so alternatively with another source, privately or otherwise.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

The Company will require additional funding through this campaign or through alternative sources even if the minimum amount of this campaign is raised. This is based on our employee, marketing, research and development, operations, working capital and inventory expenses.

How long will you be able to operate the company if you raise your maximum funding goal?

According to our forecast, with the full investment from this campaign, the Company will not need to raise additional funds as it will be able to self-generate enough cash through sales to remain cash-flow positive, for the foreseeable future.

The current Company forecast contemplates the same operating plan regardless of the minimum ($1.5M) raise vs. maximum ($3.93M). If we do raise the maximum, the Company may reforecast and escalate timelines for hiring and sales.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

The Company has alternatives of financing through a bridge or future equity round. The Company does not have any required capital contributions or lines of credit at this time.

Indebtedness

- **Creditor:** SAFE agreements
  Amount Owed: $1,479,314.06

Interest Rate: 0.0%
Between December 2016 and December 2018, the Company received financing totaling $1,456,007 under a series of Simple Agreement for Future Equity ("SAFE") agreements. The SAFE agreements have unspecified terms and do not include a stated interest rate or method of settlement. All but one of the SAFE agreements have valuation caps between $2,000,000 and $5,000,000. The Company recorded a non-current liability for the amounts raised under the SAFE agreements. In 2020, the Company amended one of these SAFE agreements to increase the stated amount by $23,307, bringing the total to $1,479,314. As of December 31, 2020, no terms, aside from the valuation caps stated above, have been established for these agreements.

- **Creditor:** 2019 Convertible Notes Payable
  Amount Owed: $2,017,500.00
  Interest Rate: 6.0%
  Between February and December 2019, the Company received financing totaling $1,920,000 (later amended to $1,967,500) under a series of unsecured promissory notes with unrelated parties. The promissory notes mature 24 months from the date of issuance and bear interest at the rate of 6% per annum. The promissory notes, together with all interest as accrued, can be converted into shares of the Company's common stock at the option of the noteholder, at 80% of the price paid per share for equity securities by the investors in a subsequent equity financing of no less than $3,000,000 in gross proceeds (the "contingent put option"). The contingent put option is required to be bifurcated from the debt host and measured at fair value with changes in fair value recorded in earnings (see Note 2). With respect to an automatic conversion, the conversion price will be the lesser of (a) 80% of the per-share price of the equity securities sold or (b) the price equal to $6,000,000 divided by the aggregate number of shares of the Company's common stock immediately prior to the initial closing of such financing. During the year ended December 31, 2020, interest expense was recognized in the amounts of $121,383 and $191,759 related to the face value interest and the amortization of the discount due to the embedded derivative instrument, respectively. During the year ended December 31, 2019, interest expense was recognized in the amounts of $55,452 and $81,067 related to the face value interest and the amortization of the debt discount due to the embedded derivative instrument, respectively. The remaining debt discount is expected to be amortized over approximately 0.7 years at an effective interest rate of approximately 20.54%, which represents the weighted average remaining term of the notes and the weighted average effective interest rate, respectively.

- **Creditor:** 2020 Convertible Notes Payable
  Amount Owed: $437,500.00
  Interest Rate: 6.0%
  During the year ended December 31, 2020, the Company received financing totaling $437,500 under a series of unsecured promissory notes with unrelated parties. The promissory notes mature 24 months from the date of issuance and

bear interest at the rate of 6% per annum. The promissory notes, together with all interest as accrued, can be converted into shares of the Company's common stock at the option of the noteholder, at 80% of the price paid per share for equity securities by the investors in a subsequent equity financing of no less than $3,000,000 in gross proceeds (the "contingent put option"). The contingent put option is required to be bifurcated from the debt host and measured at fair value with changes in fair value recorded in earnings (see Note 2). With respect to an automatic conversion, the conversion price will be the lesser of (a) 80% of the per-share price of the equity securities sold or (b) the price equal to $6,000,000 divided by the aggregate number of shares of the Company's common stock immediately prior to the initial closing of such financing. During the year ended December 31, 2020, interest expense for these notes payable was recognized in the amounts of $20,636 and $54,749 related to the face value interest and the amortization of the discount due to the embedded derivative instrument, respectively. The remaining debt discount is expected to be amortized over 1.0 years at an effective interest rate of 25.83%, which represents the weighted average remaining term of the notes and the weighted average effective interest rate, respectively.

- **Creditor:** Paycheck Protection Program ("PPP") Loan Payable
  Amount Owed: $416,200.00
  Interest Rate: 1.0%
  Maturity Date: January 31, 2026
  During the year ended December 31, 2020, the Company applied for and received a PPP loan as part of the Coronavirus Aid, Relief, and Economic Security ("CARES") Act. During the year, the Company applied for loan forgiveness in line with the terms permitted and is awaiting confirmation of such forgiveness. As the loan is expected to be forgiven in full, no interest has been accrued. The Company received the first PPP loan in 2020 for $208,100, then received the second round PPP loan in Feb 2021 for another $208,100, totaling $416,200. The Company expects these both to be fully forgiven. PPP #1 $208,100, Annual Interest Rate 1.0%, Maturity Date: 5/5/2025; PPP #2 $208,100, Annual Interest Rate 1.0%, Maturity Date: 1/31/2026.

- **Creditor:** 2020 WeFunder Convertible Notes Payable
  Amount Owed: $2,019,211.00
  Interest Rate: 6.0%
  During the year ended December 31, 2020, the Company received financing totaling $2,019,211 under a series of unsecured promissory notes with unrelated parties via a crowdfunding effort (under Reg CF and Reg D regulations). The promissory notes mature 24 months from the date of issuance and bear interest at the rate of 6% per annum. The promissory notes, together with all interest as accrued, can be converted into shares of the Company's common stock at the option of the noteholder, at 80% of the price paid per share for equity securities by the investors in a subsequent equity financing of no less than $3,000,000 in gross proceeds (the "contingent put option"). The contingent put option is

required to be bifurcated from the debt host and measured at fair value with changes in fair value recorded in earnings (see Note 2). For certain of the convertible notes ("Early Bird" notes), favorable terms were granted. With respect to an automatic conversion, the conversion price will be the lesser of (a) 80% of the per-share price of the equity securities sold or (b) the price equal to $7,500,000 divided by the aggregate number of shares of the Company's common stock immediately prior to the initial closing of such financing. For all other noteholders in the WeFunder fundraising effort, with respect to an automatic conversion, the conversion price will be the lesser of (a) 80% of the per-share price of the equity securities sold or (b) the price equal to $8,500,000 divided by the aggregate number of shares of the Company's common stock immediately prior to the initial closing of such financing. During the year ended December 31, 2020, interest expense for these notes payable was recognized in the amounts of $49,128 and $103,614 related to the face value interest and the amortization of the discount due to the embedded derivative instrument, respectively. The remaining debt discount is expected to be amortized over 1.6 years at an effective interest rate of 26.63%, which represents the weighted average remaining term of the notes and the weighted average effective interest rate, respectively.

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $14,716,316.89

Valuation Details:

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company considered various factors, including but not limited to the general agricultural market, the Company's current and projected revenues and the price at which the Company previously offered securities. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

In the future, the Company may perform valuations of the Company's common stock and other securities that take into account factors such as the following: unrelated third party valuations of the Company's common stock; the price at which the Company sells other securities, such as convertible debt or preferred stock, in light of the rights, preferences and privileges of those securities relative to those of the

Company's common stock; the Company's results of operations, financial position and capital resources; current business conditions and projections; the lack of marketability of the Company's common stock; the hiring of key personnel and the experience of the Company's management; the introduction of new products; the risk inherent in the development and material risks related to the Company's business; the Company's stage of development and material risks related to the Company's business; the likelihood of the Company achieving a liquidity event, such as an initial public offering or a sale of the Company given the prevailing market conditions and the nature and history of the Company's business; industry trends and competitive environment; trends in customer spending, including consumer confidence; overall economic indicators, including gross domestic product, employment, inflation and interest rates; and the general economic outlook.

The Company will analyze factors such as those described above using a combination of financial and market-based methodologies to determine the Company's business enterprise value. For example, the Company may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by the Company that were conducted in the market.

The Company set its valuation internally, without a formal-third party independent evaluation.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.99 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Company Employment*
  78.5%
  Salaries are the primary cost for GroGuru. This is salaries across marketing & sales, research & development, and general & administrative. This breaks down approximately as 45%, 45%, 10%.

- *Marketing*
  2.0%
  This is the non-salary portion of sales and marketing and includes website, advertising, social media, and non-salary sales expense.

- *Research & Development*
  4.0%
  This is the non-salary portion of R&D and includes any equipment related to the product development.

- *Operations*
  2.0%
  This is the non-salary portion of operations, includes rent, supplies and management of our outsource manufacturing partner(s).

- *Working Capital*
  5.0%
  This is primarily related the funding of operating leases for hardware where we provide it to customers as a lease subscription, and also for accounts receivable.

- *Inventory*
  5.0%
  This is primarily hardware inventory including raw materials, work-in-process and finished good inventory.

If we raise the over allotment amount of $3,929,999.92, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Company Employment*
  78.5%
  Salaries

- *Marketing*
  2.0%
  Non-salary marketing and sales expenses.

- *Research & Development*
  4.0%
  No salary R&D expenses.

- *Operations*
  2.0%
  Rent, supplies, and non-salary expenses for managing our contract manufacturing company.

- *Working Capital*
  5.0%
  Operating lease financing and accounts receivable.

- *Inventory*
  5.0%
  Primarily product hardware.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.groguru.com/ (https://www.groguru.com/).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/groguru

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR GroGuru, Inc.

[See attached]

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.

GroGuru

Strategic Irrigation Management



Website San Diego, CA BIOTECHNOLOGY

GroGuru provides a software as a service for strategic irrigation management - assisting farmers in sustainable crop monitoring that saves them water, resources, and of course, extra work. Deploying over 2,500 soil sensors across over 20 crop types in the United States, GroGuru acheived approximately $620 million in revenue in 2020 alone - a huge success in a very difficult economic environment.

$0.00 raised

0 Investors	**$14.7M** Valuation
$0.11 Price per Share	**$249.92** Min. Investment
Preferred Shares Offered	**Equity** Offering Type
$3.93M Offering Max	**Reg CF** Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Overview Team Terms Updates Comments Follow

Meet GroGuru® : The Future of Sustainable Farming

As complicated as humans are, we have two very basic essential needs: food and water. And as we know, those vital resources are being threatened due to climate change and a growing population.

We think the best way to make things better is to start from the ground up - and that's why we help farmers.

STRATEGIC IRRIGATION MANAGEMENT

GroGuru® helps farmers make more money by increasing crop yield while saving water and other scarce resources in a sustainable way.



Using AI technology, our irrigation management through soil monitoring assists farmers in growing more food, and saving more water.
We think the planet deserves a smart farm.



THE PROBLEM

Too Many People, Not Enough Food and Water

Let's look at the big picture: We have a global problem of catastrophic proportions where we simply cannot meet the basic needs of many people. And with more people every day comes more challenges.


UNDERNOURISHMENT
800M
CHRONICALLY UNDERNOURISHED PEOPLE GLOBALLY TODAY


PRODUCTION SUPPLY
70%
INCREASE NEEDED IN GLOBAL FOOD PRODUCTION BY 2050


WATER MISUSE
70%
OF GLOBAL FRESHWATER IS USED FOR AGRICULTURAL IRRIGATION

Source, Source, Source

Not to mention, farming is hard. Farmers typically run into problems with...


Water
Soil Health
Weather & Climate
Regulation
Input Costs
Commodity Pricing
Farm Labor

We believe soil monitoring for optimal irrigation is necessary to yield enough crops to feed our planet, but farmers tend to struggle with making practical irrigation choices. And although soil monitoring methods are out there, they tend to have some problems of their own.


SOIL MONITORING METHODS HAVE:
High Total Cost of Ownership
Scalability Issues
Sub-Optimal Yield Improvement
Insufficient Data Continuity for AI

Plus, management of irrigation is primarily about the management of the root zone of the crop. The tools needed to do this prior to GroGuru were only a partial answer to this massive problem.

THE SOLUTION

Yielding Farmers More Crops and More Money

Our mission is to help farmers make more money by increasing crop yields and more efficiently using water and other scarce resources like labor, energy and fertilizer in a more sustainable way.

We do this by providing superior decision support tools to farmers and agronomic consultants for strategic irrigation management.



Cost-Effective

Affordable solution that pays for itself in one growing season

Scalable

Permanent installation solution with **30X** more scalability than competitors

↑ Crop Yield

10 - 20% increased crop yield as a starting point

Labor Saving

Unlike competitors, GroGuru does NOT require annual replacement

Crops get fed water and nutrients through the root zone of the crop, inspiring us to monitor from the root zone up.

IT'S ALL ABOUT THE ROOTS

Optimal irrigation has the single biggest impact on crop yield and crop quality by creating a robust root system. That's why we monitor from the root zone up with:


Soil Monitoring
Machine Learning
Artificial Intelligence
Agronomic Principles

With these methods, we provide an enhanced data set combined with other data like rainfall, applied irrigation, weather forecast and crop models to give farmers additional insights about how to optimally manage irrigation.

In short, we enable farmers to better irrigate their crops - making more money while they're at it, and acting more sustainably while they're at it,too.

THE GroGuru SOLUTION


groguru

- Communicates without cables via our proprietary wireless underground system
- Conveniently transmits the data to the cloud
- Uses AI to interpret data and provide valuable irrigation insights
- Is easy to install and intuitive to use
- Incorporates proprietary technology with 4 issued patents and 5 patents pending

THE MARKET

A Trillion Dollar Market

If you fly over Kansas or Nebraska, this is what you will see: millions of acres of irrigated farmland. If that seems like a lot, it's because it is. After all, the global agriculture market is $2.4 trillion annually (source). And the market for soil moisture monitoring is best looked at from an acreage standpoint.

According to the USDA (source), there are 52 million irrigated acres in the US, of which 44 million acres is annual field crops like corn, soybean, cotton, wheat, sorghum, and alfalfa.

There are 313 million total farming acres in the US and 4.62 billion acres globally (source).

So assuming...

- Reasonable priced reductions over time
- Reasonable deployment assumptions of solid sensors based on GroGuru's modeling

According to Grand View Research, the global irrigation automation market size was valued at USD 2.65 billion in 2019 and is expected to expand at a compound annual growth rate (CAGR) of 16.8% from 2020 to 2027.


GLOBAL AGRICULTURE MARKET
$2.4 TRILLION
4.62B ACRES
GLOBAL FARMLAND
US IRRIGATED FARMLAND
52M ACRES
US FARMLAND
313M ACRES
GLOBAL IRRIGATION AUTOMATION MARKET
$2.65 BILLION

OUR TRACTION

Covering a Lot of Ground

Since our beginning, we've...

- Deployed over 2,500 sensors across over 20 crop types in various geographies in the United States.
- Established a dealer footprint that represents 6 million deployable acres.
- Achieved approximately $620 million in revenue in 2020 in a very difficult economic environment where a number of our competitors went bankrupt or were sold.

GroGuru DEPLOYMENTS



We are now on our third generation of software as service (SaaS) and our third generation of internet of things (IoT) for farming products.

We have formed key strategic partnerships with market leaders in the precision ag space, and have many more in the queue eager to work with us.

AWARDS

EvoNexus Demo Day | THE Radicle automation CHALLENGE | John G. Watson QUICK PITCH Competition | THRIVE MIDWEST CHALLENGE

WHAT WE DO

Farmers, We Target Your Specific Needs

You might be wondering: How exactly does GroGuru provide these insights to farmers and agronomic consultants?

HOW IT WORKS - AgTech IoT



30ft Range from WUGS
2 Easy to remove field unit connects to Wireless Underground System & bridges via LoRa to Base
3 Base unit connects LoRa via LTE to the Cloud
groguru
4 GroGuru Cloud analyzes and SaaS
1 Sensor buried below tilling depth – PERM INSTALL
5 Smart irrigation system

1. Sensor buried below tilling depth- PERM INSTALL
2. Easy to remove field unit connects to WUS & bridges via LoRa to Base
3. Base unit connects LoRa via LTE to the Cloud
4. GroGuru Cloud analyzes and SaaS
5. Smart irrigation system

We do this through AI-based soil monitoring, which we call Wireless Underground System for Permanent Installation of Soil Sensors, aka GroGuru® WUGS.


GroGuru® WUGS
WIRELESS UNDERGROUND SYSTEM FOR PERMANENT INSTALLATION OF SOIL SENSORS

Once we collect data from the root zone of the crop, we add other critical data and apply machine learning and AI in the Cloud to determine things like...

- Root growth
- Root depth
- Available moisture in the soil
- Whether the soil is more sandy or clay based
- If soil has compaction layers.

We then present this information in a simple, intuitive, farmer-friendly user interface that the farmer can access on their mobile device, tablet or computer.


GroGuru® InSites
WEB-BASED AND MOBILE APPS TO VIEW DATA

The GroGuru® InSites platform works with GroGuru's own telemetry solutions and soil moisture sensors, but also works with an impressive group of third-party sensors.

As a result of the GroGuru InSites approach, we are able to deliver nuanced and comprehensive real-time data, which is instantly actionable.



This includes:

- GPS-based Farm Scale view
- An "Irrigate by pictures" interface to visualize the root zone and soil profile
- Crop-specific irrigation templates guide users both before, and during the growing season to manage soil moisture conditions in the field.
- Alternative field telemetry solutions for perennial crops root vegetables

GroGuru WUGS is a 100% wireless underground system that can be buried below the till depth and communicates through several feet of soil wirelessly. This eliminates the need for the sensors to be annually installed and removed for seeding and harvesting, respectively, for these annual crops - making less work for the farmer that's more sustainable.

THE BUSINESS MODEL

Pay As You Grow

Historically, we sold hardware and had a companion SaaS service. However, we've recently moved hardware customers to an operating lease subscription model, offering a standalone SaaS platform that works with third party hardware providers.


TARGET BUSINESS MODEL
Hardware-enabled SaaS, IoT for AgTech
Hardware Sales Margins
(targeted)
50%
Annual Subscription Margins
(targeted)
95%

HOW WE ARE DIFFERENT

Paving A New Path

We've noticed that our competitors' alternative soil moisture monitors use cables from the sensors in the ground to the above ground telemetry. This requires annual installation and removal of the sensors in field crops like corn and soybeans, which represents the vast majority of acreage - 85% to be specific.

We created WUGS to be a permanent installation model that directly targets this issue. This way, it's much less of a hassle for farmers, and the annual crops they are working with.

Unlinke Our Competitors Who Require Annual Insallation & Removation, Leading To:

DESTRUCTIVE HARVESTS



& ANNUAL SEEDING


GroGuru Installs Permanantly, Which Means It's
EASIER FOR FARMERS, BETTER FOR CROPS

THE VISION

We Are Going Places

We see ourselves as the hardware and irrigation system's 'agonistic player' in the strategic irrigation management space within the next five years.

We feel that we are at the very early stages of what is expected to be a multi-decades long growth market opportunity - expecting to surpass one million deployed acres within the planning cycle of the company.


ONE MILLION ACRES

OUR LEADERSHIP

Seasoned Leaders

Our team has the right business acumen, domain expertise, and technical knowledge to win in this market. We also have a strategy of developing strategic and dealer partnerships that will allow us to leverage the best in class portions of the total solution from ecosystem partners.

GroGuru Executive Team (includes founders):



PATRICK HENRY
CEO

FAROOQ ANJUM, PhD
Co-Founder, CTO, VP of Engineering





JEFF CAMPBELL, PhD
Co-Founder, Chief Scientist

VINCE FERRANTE
VP of Sales





DAVID SLOANE, PhD
Chief Agronomist

GroGuru's Farmer Advisory Board Members:

Kevin Wright, AFM
Chief Operating Officer at Hancock Natural Resource Group

Grant Norwood
Owner, Norwood Farms
Henry County, Tennessee

Matt Shekoyan
Former CFO, Wonderful Citrus

Mike Jarrard
Former President of Mann Packing
Former Chairman of the Western Growers Association

Harold Grall
Owner, Hasta Farms
Board Member and former President, North Plains Groundwater Conservation District

WHY INVEST

A Major Growth Opportunity

We have a unique solution to a significant problem in what is expected to be a massive and rapidly growing market. We believe we are paving the way to strategic irrigation management to help farmers heal our planet one acre at a time.


Cost-Effective
Scalable
↑ Crop Yield
Labor Saving

We can differentiate ourselves over time by...

- Continuing to protect our intellectual property
- Building strategic partnerships with key ecosystem partners
- Driving significant profitability as we grow









Meet Our Team



Patrick Henry

President & CEO

Mr. Henry is a senior executive and serial entrepreneur that has run four different startup companies with multiple exits. His articles about various aspect of entrepreneurship and building businesses can be found in Inc. Magazine, FastCompany, Tech.Co, Entrepreneur, The Huffington Post, and other publications. He has been featured on CNBC, Bloomberg Television, and in Forbes.



Farooq Anjum

CTO and VP of Engineering

Dr. Anjum has over 20 years of experience in building and delivering complex systems. His expertise is in the areas of wireless technologies, IOT, machine learning and cyber security.



Jeff Campbell

Chief Scientist

Dr. Campbell has been a scientist, researcher, and inventor for over 25 years in the field of soil monitoring, soil data interpretation, and below ground telemetry. He has extensive experience in both sensor design, telemetry systems, and interpreting soil data in both a lab and field setting and is an expert in the design of low power sensors for soil monitoring and is considered one of the world's leading expert in soil sensor technologies.



Vince Ferrante

VP Sales

Mr. Ferrante has over 20 years experience selling complex system solutions products in the consumer electronics, computing and communications segments of the technology industry. He has worked for OEMs, manufacturer's representatives and distributors. He also owned his own rep company, Martek, that he sold to Ewing Foley, a larger rep company.



David Sloane

Chief Agronomist

Dr. Sloane is an expert in irrigation agronomy with broad experience in a wide range of crops including row crops, tree, vine and specialty crops. He has worked in irrigation agronomy for over 20 years, including 10 years in the United States.



Edward Roark Moore

Member of the Board of Directors

As a Board member, Edward provides guidance to the CEO. He spends 2 hours per week in this capacity. His primary occupation is being the CEO of EvoNexus.

Offering Summary

Company	GroGuru, Inc.
Corporate Address	9705 Carroll Centre Road, Suite 101, San Diego, CA 92126
Offering Minimum	$9,999.99
Offering Maximum	$3,929,999.92
Minimum Investment Amount (per investor)	$249.92

Terms

Offering Type	Equity
Security Name	Series Seed I Preferred Stock
Minimum Number of Shares Offered	90,909
Maximum Number of Shares Offered	35,727,272
Price per Share	$0.11
Pre-Money Valuation	$14,716,316.89

**Maximum Number of Shares offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Proxy

Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives*

Early Bird

Friends and Family - First 72 hours | 15% bonus shares

Super Early Bird - Next 72 hours | 10% bonus

Early Bird Bonus - Next 7 days | 5% bonus shares

Volume

Tier 1 perk - ($1,000 + perk 1)

Tier 2 perk - ($5,000 + perk 2)

Tier 3 perk - ($10,000 + perk 3 + 5% bonus shares)

Tier 4 perk - ($25,000 + 10% bonus shares)

Tier 5 perk - ($50,000 + 15% bonus shares)

Perks/Swag

Perk 1 = GroGuru baseball cap

Perk 2 = GroGuru polo and Perk 1

Perk 3 = GroGuru Jacket and Perk 2

All Tier 4-5 volume investors get Perk 3

For Bonus Shares, an investor will get the greater of the two bonus share amounts from volume and early bird, but not both.

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

GroGuru, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Series Seed 1 Preferred Stock at

$0.11 / share, you will receive 10 additional shares of Series Seed 1 Preferred Stock, meaning you'll own 110 shares for $11. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

Example - The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

The agriculture industry is worth $2.4 Trillion annually, and the single biggest factor in a crop's success is irrigation.

Yet roughly 90% of farmers irrigation techniques are stuck in the past.

They'll do things like look at the calendar to see what they did last year, look at when their neighbors start to irrigate, or use satellite imagery to see what's happening above ground, while totally missing what's happening underneath.

This means farmers are wasting water, growing fewer crops, and making less money.

To us, that's unacceptable.

Not just on a personal level for farmers, but on a global level, where maintaining a thriving, sustainable food supply requires intelligent water management...

That's where GroGuru comes in.

GroGuru provides strategic irrigation management, which simply means providing farmers with technology that allows them to more money, while conserving water while increasing crop yield.

GroGuru's wireless underground system, WUGS, lets farmers monitor moisture and soil temperature at the root zone of their crops year round. It has a 5 year battery life, so farmers can set it and forget it. Data collected by WUGS is combined with other data sources in the cloud, such as local weather patterns, then analyzed via machine learning, and shared back with farmers in a simple, easy to use interface, that lets them know exactly how much to irrigate.

Tom Franscioni Testimonial: I can do everything from my iPhone. I pull up the app. I can see a Google Earth image of my vineyard. Just the ease and simplicity of using the technology is something I really like.

Until recently, farmers needed our irrigation hardware solution to receive our irrigation analysis, but we recently rolled out a SaaS product that provides the same analysis and interface for farmers using different irrigation systems. This has significantly increased our ability to scale and provided us with a new source of recurring revenue.

Grant Norwood Testimonial: GroGuru sensors allow me to see my crop from an underground perspective. See my root growth, my root depth. This allows me to irrigate in a more timely manner at a more appropriate amount.

Our system is a game changer for farmers. In fact, GroGuru has been proven to increase crop yields by 10-20%, while reducing input costs of water, labor, and fertilizer by 10-20%.

GroGuru typically pays for itself in less than one growing season.

We believe that we not only have the best irrigation management solution on the market, but the best team to execute on the opportunity.

I'm a seasoned tech exec who has previously ran 4 tech start-ups with multiple exits, including an IPO that led to a $1B valuation. My co-founders are all PhDs in wireless communication, artificial intelligence, and soil sensor technology, and our chief agronomist is also a PhD with over 30 years experience in irrigation crop science.

GroGuru already has happy customers and world class products, and the only missing ingredient is you.

For as little as a $250 minimum investment into GroGuru on StartEngine, you can be a part of the journey where we plan to grow sales into new territories, and to continue building out new, more impressive products.

The opportunity we're addressing is a potentially multi-billion dollar worldwide market, and it's just starting to take off! We want you on board for the ride.

Nicholas Kenny Testimonial: This becomes a very useful management tool. It saves a ton of time, the cost and price point is now favorable for having a deep probe that stays in. It's my feel that this GroGuru product and the application of it is taking that next step in how to manage it.

But this mission isn't just about GroGuru. By 2050, farmers will need to produce 70% more crops than they are now to keep pace with population growth. With such an increase in yield, it will be more important than ever to use natural resources as effectively as possible, to use only the water that's absolutely needed to grow the crops we need to feed the world.

Farming depends on irrigation, and the future of farming depends on irrigation tech.

Help us put more food on the table for everyone. Invest in GroGuru.

Ian Buddery GroGuru Investor Testimonial

Ian:
Hi, my name's Ian Buddery. I am a long-term investor in early stage technology companies, and I'm very proud to be an existing investor in GroGuru and also to join this current Wefunder round. I support GroGuru for three key reasons. Firstly, the fundamental strength of the core invention, which is WUGS, the wireless underground system. Secondly, the proven commercial success of the product, which is, I think, extremely scalable and can be rapidly expanded. And finally, the problem that GoGuru's addressing is a global problem. Food and water security, I think, is going to be a macro economic issue for the next 20 years. So I think it's great that that we are able to be part of a company which is helping farmers to produce more food using less water and fertilizer. So I welcome any other investors to join us on this journey. Thank you.

GroGuru Investor Testimonial Denise Longley Managing Director Longley Capital

Denise Longley:
My name is Denise Longley and I'm the Managing Partner at Longley Capital. I also happen to be one of GroGuru's earliest investors. Our mission is to invest in meaningful companies at the forefront of emerging technologies. We have championed management teams with visionary ideas, matched with [inaudible 00:00:18] capabilities to execute up on those ideas. GroGuru is laying the foundation and paving the way for the agriculture industry to leverage wireless capabilities to manage their most vital and natural resources. The management team has a track record in taking solutions from their infancies and developing them into excellent operating businesses, all the while taking them to successful exit. I'm confident you will enjoy learning more about GroGuru and their story.

GroGuru Investor Testimonial Matt Shekoyan VP Strategy Sunkist

Speaker 1:
So there's several reasons why I invested in GroGuru. The team, the technology, and the opportunity that they're addressing. The first thing is for me, the team and the team is really remarkable. I really enjoy when I met Patrick and [Faruq 00:00:15] early on, how they think about the business. The resiliency is remarkable. They've assembled a fantastic group of people around them. And so for me, it's all about the team and they're just great people, as well. The technology is phenomenal. Jeff and [Faruq 00:00:30] have created an amazing platform of proprietary wireless underground technology that's really going to be a differentiator for the business. And they're thinking not just about today, but about the future. They're already thinking generations ahead for their product, which is amazing to me and the innovation that they contemplate for their business.

Speaker 1:
And then finally, the opportunity. So there's nothing more important than water when it comes to growing and it's the most important input that there is. And GroGuru is going to help these growers and farmers manage water more effectively to get better yield at a lower cost. And I'm just really confident and pleased in how they've operated over the last several years. So GroGuru is a fantastic team and I'm really glad that I've been able to be part of this team. Thank you.

Chris Graebe Startup Camp GroGuru Investor Testimonial

Chris Graebe:
Hey guys, Chris Graebe here, CEO of StartupCamp and lead investor for Grow Guru. I'm down here with my family for a few days in beautiful Florida, but I thought I'd take a second and say how excited we are that Grow Guru is going public, and they are launching off with a bang. Our community and members jumped in with a fear of fury. And man, they have really got excited about this round.

Chris Graebe:
Now, one of the things I want to talk about, the reason why we excited. When we look at it, evaluate companies that we want to decide if we're going to step in and be the lead and bring to our members is really, we started looking at the leadership team. And man, leadership behind Patrick and his team, they are rock solid with multiple exits and Patrick building something that went to over a billion dollars when it comes to an exit from evaluation perspective, that's very impressive for us.

Chris Graebe:
We also love that the product is really solving a problem in the market. There's no big 800 pound gorilla that they're trying to compete with. They're really forging new ground and new territory. With the patents that they have and the opportunity with their technology, it just really seems like they're poised to be a leader in this space and ultimately the good that they're doing. Really helping farmers conserve water, we all know that this is a big crisis coming ahead of us are here for us right now. Really helping conserve water in any capacity is actually a huge win.

Chris Graebe:
So we are cheering on Patrick, the Grow Guru team, and we're excited to meet everybody else who's going to jump into this round. So this is your moment. Just jump into Grow Guru. We're excited for you Patrick, we're excited for the team of Grow Guru. And we're super honored to be the lead investor on this deal. All right guys, good luck and happy investing.

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- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE RESTATED CERTIFICATE OF "GROGURU, INC.", FILED IN THIS OFFICE ON THE THIRTIETH DAY OF MARCH, A.D. 2021, AT 2:16 O`CLOCK P.M.

Jeffrey W. Bullock, Secretary of State

5553016 8100
SR# 20211108061

Authentication: 202858538
Date: 03-30-21

State of Delaware
Secretary of State
Division of Corporations
Delivered 02:16 PM 03/30/2021
FILED 02:16 PM 03/30/2021
SR 20211108061 - File Number 5553016

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF GROGURU, INC.

(Pursuant to Sections 242 and 245 of the General Corporation Law of the State of Delaware)

GroGuru, Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "**General Corporation Law**"),

DOES HEREBY CERTIFY:

1. That the name of this corporation is GroGuru, Inc., and that this corporation was originally incorporated pursuant to the General Corporation Law on June 17, 2014.

2. That the Board of Directors duly adopted resolutions proposing to amend and restate the Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended and restated in its entirety to read as follows:

FIRST: The name of this corporation is GroGuru, Inc. (the "**Corporation**").

SECOND: The address of the registered office of the Corporation in the State of Delaware is 251 Little Falls Drive, in the City of Wilmington, County of New Castle 19808. The name of its registered agent at such address is Corporation Service Company.

THIRD: The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law.

FOURTH: The total number of shares of all classes of stock which the Corporation shall have authority to issue is (i) 281,036,724 shares of Common Stock, $0.0001 par value per share ("**Common Stock**") and (ii) 114,403,701 shares of Preferred Stock, $0.0001 par value per share ("**Preferred Stock**").

The following is a statement of the designations and the powers, privileges and rights, and the qualifications, limitations or restrictions thereof in respect of each class of capital stock of the Corporation.

A. COMMON STOCK

1. General. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock set forth herein.

2. Voting. The holders of the Common Stock are entitled to one (1) vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings); provided, however, that, except as otherwise required by law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to this Amended and Restated Certificate of Incorporation (the "**Certificate of Incorporation**") that relates solely to the terms of one (1) or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one (1) or more other such series, to vote thereon pursuant to the Certificate of Incorporation or pursuant to the General Corporation Law. There shall be no cumulative voting. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one (1) or more series of Preferred Stock that may be required by the terms of the Certificate of Incorporation) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

3. Election of Directors. The holders of record of the shares of Common Stock, exclusively and as a separate class, shall be entitled to elect five (5) directors of the Corporation. Any director elected as provided in the preceding sentence may be removed without cause by, and only by, the affirmative vote of the holders of the shares of Common Stock, given either at a special meeting of such stockholders duly called for that purpose or pursuant to a written consent of stockholders. If the holders of shares of Common Stock fail to elect a sufficient number of directors to fill all directorships for which they are entitled to elect directors, voting exclusively and as a separate class, pursuant to the first sentence of this Section 3, then any directorship not so filled shall remain vacant until such time as the holders of the Common Stock elect a person to fill such directorship by vote or written consent in lieu of a meeting; and no such directorship may be filled by stockholders of the Corporation other than by the holders of Common Stock, voting exclusively and as a separate class. At any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of a majority of the outstanding shares of Common Stock shall constitute a quorum for the purpose of electing such director.

B. PREFERRED STOCK

96,777,699 shares of the authorized and unissued Preferred Stock of the Corporation are hereby designated "**Series Seed 1 Preferred Stock**," 1,958,224 shares of the authorized and unissued Preferred Stock of the Corporation are hereby designated "**Series Seed 2 Preferred Stock**," 336,014 shares of the authorized and unissued Preferred Stock of the Corporation are hereby designated "**Series Seed 3 Preferred Stock**," 1,370,754 shares of the authorized and unissued Preferred Stock of the Corporation are hereby designated "**Series Seed 4 Preferred Stock**" and 13,961,010 shares of the authorized and unissued Preferred Stock of the Corporation are hereby designated "**Series Seed 5 Preferred Stock**" with the following rights, preferences, powers, privileges and restrictions, qualifications and limitations. Unless otherwise indicated, references to "sections" or "Sections" in this Part B of this Article Fourth refer to sections and Sections of Part B of this Article Fourth. References to "Preferred Stock" mean, collectively, the Series Seed 1 Preferred Stock, Series Seed 2 Preferred Stock, Series Seed 3 Preferred Stock, Series Seed 4 Preferred Stock and Series Seed 5 Preferred Stock.

1. Dividends.

The Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation (other than dividends on shares of Common Stock payable in shares of Common Stock) unless (in addition to the obtaining of any consents required elsewhere in the Certificate of Incorporation) the holders of the Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Preferred Stock in an amount at least equal to (i) in the case of a dividend on Common Stock or any class or series that is convertible into Common Stock, that dividend per share of Preferred Stock as would equal the product of (A) the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into Common Stock and (B) the number of shares of Common Stock issuable upon conversion of a share of Preferred Stock, in each case calculated on the record date for determination of holders entitled to receive such dividend or (ii) in the case of a dividend on any class or series that is not convertible into Common Stock, at a rate per share of Preferred Stock determined by (A) dividing the amount of the dividend payable on each share of such class or series of capital stock by the original issuance price of such class or series of capital stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such class or series) and (B) multiplying such fraction by an amount equal to the Original Issue Price (as defined below); provided that, if the Corporation declares, pays or sets aside, on the same date, a dividend on shares of more than one (1) class or series of capital stock of the Corporation, the dividend payable to the holders of Preferred Stock pursuant to this Section 1 shall be calculated based upon the dividend on the class or series of capital stock that would result in the highest Preferred Stock dividend. The term "**Series Seed 1 Original Issue Price**" shall mean $0.1136 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series Seed 1 Preferred Stock. The term "**Series Seed 2 Original Issue Price**" shall mean $0.0383 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series Seed 2 Preferred Stock. The term "**Series Seed 3 Original Issue Price**" shall mean $0.0909 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series Seed 3 Preferred Stock. The term "**Series Seed 4 Original Issue Price**" shall mean $0.0766 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series Seed 4 Preferred Stock. The term "**Series Seed 5 Original Issue Price**" shall mean $0.0909 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series Seed 5 Preferred Stock. The Series Seed 1 Original Issue Price, the Series Seed 2 Original Issue Price, the Series Seed 3 Original Issue Price, the Series Seed 4 Original Issue Price and the Series Seed 5 Original Issue Price are each sometimes referred to herein as the "**Original Issue Price**" for the applicable specified series.

2. Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations and Asset Sales.

2.1 Preferential Payments to Holders of Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of shares of Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders, and in the event of a Deemed Liquidation Event (as defined below), the holders of shares of Preferred Stock then outstanding shall be entitled to be paid out of the consideration payable to stockholders in such Deemed Liquidation Event or out of the Available Proceeds (as defined below), as applicable, before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to the greater of (i) the Original Issue Price of such applicable series of Preferred Stock, plus any dividends declared but unpaid thereon, or (ii) such amount per share as would have been payable had all shares of the applicable series of Preferred Stock been converted into Common Stock pursuant to Section 4 immediately prior to such liquidation, dissolution, winding up or Deemed Liquidation Event (the amount payable pursuant to this sentence is hereinafter referred to as the "**Liquidation Amount**"). If upon any such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Preferred Stock the full amount to which they shall be entitled under this Section 2.1, the holders of shares of Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

2.2 Payments to Holders of Common Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, after the payment in full of all Liquidation Amounts required to be paid to the holders of shares of Preferred Stock, the remaining assets of the Corporation available for distribution to its stockholders or, in the case of a Deemed Liquidation Event, the consideration not payable to the holders of shares of Preferred Stock pursuant to Section 2.1 or the remaining Available Proceeds, as the case may be, shall be distributed among the holders of shares of Common Stock, pro rata based on the number of shares held by each such holder.

2.3 Deemed Liquidation Events.

2.3.1 Definition. Each of the following events shall be considered a "**Deemed Liquidation Event**" unless the holders of at least a majority of the outstanding shares of Preferred Stock (the "**Requisite Holders**") elect otherwise by written notice sent to the Corporation at least ten (10) days prior to the effective date of any such event:

(a) a merger or consolidation in which

(i) the Corporation is a constituent party or

(ii) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation, except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for shares of capital stock that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the capital stock of (1) the surviving or resulting corporation; or (2) if the surviving or resulting corporation is a wholly owned subsidiary of another corporation immediately following such merger or consolidation, the parent corporation of such surviving or resulting corporation; or

(b) (1) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or (2) the sale or disposition (whether by merger, consolidation or otherwise, and whether in a single transaction or a series of related transactions) of one (1) or more subsidiaries of the Corporation if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Corporation.

2.3.2 Effecting a Deemed Liquidation Event.

(a) The Corporation shall not have the power to effect a Deemed Liquidation Event referred to in Section 2.3.1(a)(i) unless the agreement or plan of merger or consolidation for such transaction (the "**Merger Agreement**") provides that the consideration payable to the stockholders of the Corporation in such Deemed Liquidation Event shall be allocated to the holders of capital stock of the Corporation in accordance with Sections 2.1 and 2.2.

2.3.3 Amount Deemed Paid or Distributed. The amount deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer, exclusive license, other disposition or redemption shall be the cash or the value of the property, rights or securities to be paid or distributed to such holders pursuant to such Deemed Liquidation Event. The value of such property, rights or securities shall be determined in good faith by the Board of Directors of the Corporation (the "**Board**").

2.3.4 Allocation of Escrow and Contingent Consideration. In the event of a Deemed Liquidation Event pursuant to Section 2.3.1(a)(i), if any portion of the consideration payable to the stockholders of the Corporation is payable only upon satisfaction of contingencies (the "**Additional Consideration**"), the Merger Agreement shall provide that (a) the portion of such consideration that is not Additional Consideration (such portion, the "**Initial Consideration**") shall be allocated among the holders of capital stock of the Corporation in accordance with Sections 2.1 and 2.2 as if the Initial Consideration were the only consideration payable in connection with such Deemed Liquidation Event; and (b) any Additional Consideration which becomes payable to the stockholders of the Corporation upon satisfaction of such contingencies shall be allocated among the holders of capital stock of the Corporation in accordance with Sections 2.1 and 2.2 after taking into account the previous payment of the Initial Consideration as part of the same transaction. For the purposes of this Section 2.3.4, consideration placed into escrow or retained as a holdback to be available for satisfaction of indemnification or similar obligations in connection with such Deemed Liquidation Event shall be deemed to be Initial Consideration.

3. Voting.

3.1 General. On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of the Certificate of Incorporation, holders of Preferred Stock shall vote together with the holders of Common Stock as a single class and on an as-converted to Common Stock basis.

3.2 Election of Directors. The holders of record of the shares of Preferred Stock shall not be entitled to elect any directors of the Corporation.

4. Optional Conversion. The holders of the Preferred Stock shall have conversion rights as follows (the "**Conversion Rights**"):

4.1 Right to Convert.

4.1.1 Conversion Ratio. Each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and non-assessable shares of Common Stock as is determined by dividing the applicable Original Issue Price by the applicable Conversion Price (as defined below) in effect at the time of conversion. The applicable "**Conversion Price**" for each series of Preferred Stock shall initially be equal to the Original Issue Price for each such series of Preferred Stock. Such initial applicable Conversion Price, and the rate at which shares of Preferred Stock may be converted into shares of Common Stock, shall be subject to adjustment as provided below.

4.1.2 Termination of Conversion Rights. In the event of a liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event, the Conversion Rights shall terminate at the close of business on the last full day preceding the date fixed for the payment of any such amounts distributable on such event to the holders of Preferred Stock; provided that the foregoing termination of Conversion Rights shall not affect the amount(s) otherwise paid or payable in accordance with Section 2.1 to holders of Preferred Stock pursuant to such liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event.

4.2 Fractional Shares. No fractional shares of Common Stock shall be issued upon conversion of the Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the number of shares of Common Stock to be issued upon conversion of the Preferred Stock shall be rounded to the nearest whole share.

4.3 Mechanics of Conversion.

4.3.1 Notice of Conversion. In order for a holder of Preferred Stock to voluntarily convert shares of Preferred Stock into shares of Common Stock, such holder shall (a) provide written notice to the Corporation's transfer agent at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent) that such holder elects to convert all or any number of such holder's shares of Preferred Stock and, if applicable, any event on which such conversion is contingent and (b), if such holder's shares are certificated, surrender the certificate or certificates for such shares of Preferred Stock (or, if such registered holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent). Such notice shall state such holder's name or the names of the nominees in which such holder wishes the shares of Common Stock to be issued. If required by the Corporation, any certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or his, her or its attorney duly authorized in writing. The close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of such notice and, if applicable, certificates (or lost certificate affidavit and agreement) shall be the time of conversion (the "**Conversion Time**"), and the shares of Common Stock issuable upon conversion of the specified shares shall be deemed to be outstanding of record as of such date. The Corporation shall, as soon as practicable after the Conversion Time (i) issue and deliver to such holder of Preferred Stock, or to his, her or its nominees, a certificate or certificates for the number of full shares of Common Stock issuable upon such conversion in accordance with the provisions hereof and a certificate for the number (if any) of the shares of the applicable series of Preferred Stock represented by the surrendered certificate that were not converted into Common Stock, and (ii) pay all declared but unpaid dividends on the shares of Preferred Stock converted.

4.3.2 Reservation of Shares. The Corporation shall at all times when the Preferred Stock shall be outstanding, reserve and keep available out of its authorized but unissued capital stock, for the purpose of effecting the conversion of the Preferred Stock, such number of its duly authorized shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Preferred Stock, the Corporation shall take such corporate action as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to the Certificate of Incorporation. Before taking any action which would cause an adjustment reducing the applicable Conversion Price below the then par value of the shares of Common Stock issuable upon conversion of the Preferred Stock, the Corporation will take any corporate action which may, in the opinion of its counsel, be necessary in order that the Corporation may validly and legally issue fully paid and non-assessable shares of Common Stock at such adjusted Conversion Price.

4.3.3 Effect of Conversion. All shares of Preferred Stock which shall have been surrendered for conversion as herein provided shall no longer be deemed to be outstanding and all rights with respect to such shares shall immediately cease and terminate at the Conversion Time, except only the right of the holders thereof to receive shares of Common Stock in exchange therefor and to receive payment of any dividends declared but unpaid thereon. Any shares of Preferred Stock so converted shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock accordingly.

4.3.4 No Further Adjustment. Upon any such conversion, no adjustment to the Conversion Price of the applicable series of Preferred Stock shall be made for any declared but unpaid dividends on the Preferred Stock surrendered for conversion or on the Common Stock delivered upon conversion.

4.3.5 Taxes. The Corporation shall not be required to pay any taxes that may be payable in respect of any issuance or delivery of shares of Common Stock upon conversion of shares of Preferred Stock pursuant to this Section 4.

4.4 Adjustment for Stock Splits and Combinations. If the Corporation shall at any time or from time to time after the date the first share of Series Seed 1 Preferred Stock was issued (the "**Original Issue Date**") effect a subdivision of the outstanding Common Stock, the applicable Conversion Price for each series of Preferred Stock in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be increased in proportion to such increase in the aggregate number of shares of Common Stock outstanding. If the Corporation shall at any time or from time to time after the Original Issue Date combine the outstanding shares of Common Stock, the applicable Conversion Price in effect immediately before the combination shall be proportionately increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this Section shall become effective at the close of business on the date the subdivision or combination becomes effective.

4.5 Adjustment for Certain Dividends and Distributions. In the event the Corporation at any time or from time to time after the Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable on the Common Stock in additional shares of Common Stock, then and in each such event the applicable Conversion Price in effect immediately before such event shall be decreased as of the time of such issuance or, in the event such a record date shall have been fixed, as of the close of business on such record date, by multiplying the applicable Conversion Price then in effect by a fraction:

(1) the numerator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, and

(2) the denominator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing, (a) if such record date shall have been fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the applicable Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter the applicable Conversion Price shall be adjusted pursuant to this Section as of the time of actual payment of such dividends or distributions; and (b) that no such adjustment shall be made if the holders of such series of Preferred Stock simultaneously receive a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of Common Stock as they would have received if all outstanding shares of Preferred Stock had been converted into Common Stock on the date of such event.

4.6 Adjustments for Other Dividends and Distributions. In the event the Corporation at any time or from time to time after the Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of Common Stock in respect of outstanding shares of Common Stock) or in other property and the provisions of Section 1 do not apply to such dividend or distribution, then and in each such event the holders of Preferred Stock shall receive, simultaneously with the distribution to the holders of Common Stock, a dividend or other distribution of such securities or other property in an amount equal to the amount of such securities or other property as they would have received if all outstanding shares of Preferred Stock had been converted into Common Stock on the date of such event.

4.7 Adjustment for Merger or Reorganization, etc. Subject to the provisions of Section 2.3, if there shall occur any reorganization, recapitalization, reclassification, consolidation or merger involving the Corporation in which the Common Stock (but not the Preferred Stock) is converted into or exchanged for securities, cash or other property (other than a transaction covered by Sections 4.5 or 4.6), then, following any such reorganization, recapitalization, reclassification, consolidation or merger, each share of Preferred Stock shall thereafter be convertible in lieu of the Common Stock into which it was convertible prior to such event into the kind and amount of securities, cash or other property which a holder of the number of shares of Common Stock of the Corporation issuable upon conversion of one (1) share of Preferred Stock immediately prior to such reorganization, recapitalization, reclassification, consolidation or merger would have been entitled to receive pursuant to such transaction; and, in such case, appropriate adjustment (as determined in good faith by the Board) shall be made in the application of the provisions in this Section 4 with respect to the rights and interests thereafter of the holders of the Preferred Stock, to the end that the provisions set forth in this Section 4 (including provisions with respect to changes in and other adjustments of the applicable Conversion Price of such series of Preferred Stock) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of the Preferred Stock.

4.8 Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the applicable Conversion Price of a series of Preferred Stock pursuant to this

Section 4, the Corporation at its expense shall, as promptly as reasonably practicable but in any event not later than ten (10) days thereafter, compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of Preferred Stock a certificate setting forth such adjustment or readjustment (including the kind and amount of securities, cash or other property into which the Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, as promptly as reasonably practicable after the written request at any time of any holder of Preferred Stock (but in any event not later than ten (10) days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (i) the Conversion Price of such series of Preferred Stock then in effect, and (ii) the number of shares of Common Stock and the amount, if any, of other securities, cash or property which then would be received upon the conversion of Preferred Stock.

4.9 Notice of Record Date. In the event:

(a) the Corporation shall take a record of the holders of its Common Stock (or other capital stock or securities at the time issuable upon conversion of the Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of capital stock of any class or any other securities, or to receive any other security; or

(b) of any capital reorganization of the Corporation, any reclassification of the Common Stock of the Corporation, or any Deemed Liquidation Event; or

(c) of the voluntary or involuntary dissolution, liquidation or winding-up of the Corporation,

then, and in each such case, the Corporation will send or cause to be sent to the holders of the Preferred Stock a notice specifying, as the case may be, (i) the record date for such dividend, distribution or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other capital stock or securities at the time issuable upon the conversion of the Preferred Stock) shall be entitled to exchange their shares of Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up, and the amount per share and character of such exchange applicable to the Preferred Stock and the Common Stock. Such notice shall be sent at least ten (10) days prior to the record date or effective date for the event specified in such notice.

5. Mandatory Conversion.

5.1 Trigger Events. Upon the earlier of (a) the closing of the sale of shares of Common Stock to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended (the "**Securities Act**"), and in connection with such offering the Common Stock is listed for trading on the Nasdaq Stock Market's National Market, the New York Stock Exchange or another exchange or marketplace approved by the Board, (b) the effectiveness of a registration statement under the

Securities Act in connection with the initial listing of Common Stock on the Nasdaq Stock Market's National Market, the New York Stock Exchange or another exchange or marketplace approved by the Board in which the Corporation registers both (i) shares of existing capital stock of the Corporation for resale and (ii) a sale of shares of Common Stock by the Corporation (this clause (b), a "**Direct Listing**"), or (c) the closing of the sale of shares of Common Stock in a public offering of such shares pursuant to Regulation A under the Securities Act, or any amendment thereto or successor thereof (the time of such earlier closing is referred to herein as the "**Mandatory Conversion Time**"), then (i) all outstanding shares of Preferred Stock shall automatically be converted into shares of Common Stock, at the then effective conversion rate as calculated pursuant to Section 4.1.1 and (ii) such shares may not be reissued by the Corporation.

5.2 Procedural Requirements. All holders of record of shares of Preferred Stock shall be sent written notice of the Mandatory Conversion Time and the place designated for mandatory conversion of all such shares of Preferred Stock pursuant to this Section 5. Such notice need not be sent in advance of the occurrence of the Mandatory Conversion Time. Upon receipt of such notice, each holder of shares of Preferred Stock in certificated form shall surrender his, her or its certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice. If so required by the Corporation, any certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or by his, her or its attorney duly authorized in writing. All rights with respect to the Preferred Stock converted pursuant to Section 5.1, including the rights, if any, to receive notices and vote (other than as a holder of Common Stock), will terminate at the Mandatory Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender any certificates at or prior to such time), except only the rights of the holders thereof, upon surrender of any certificate or certificates of such holders (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this Section 5.2. As soon as practicable after the Mandatory Conversion Time and, if applicable, the surrender of any certificate or certificates (or lost certificate affidavit and agreement) for Preferred Stock, the Corporation shall (a) issue and deliver to such holder, or to his, her or its nominees, a certificate or certificates for the number of full shares of Common Stock issuable on such conversion in accordance with the provisions hereof and (b) pay any declared but unpaid dividends on the shares of Preferred Stock converted. Such converted Preferred Stock shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock accordingly.

6. Redeemed or Otherwise Acquired Shares. Any shares of Preferred Stock that are redeemed, converted or otherwise acquired by the Corporation or any of its subsidiaries shall be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Preferred Stock following redemption, conversion or acquisition.

7. Waiver. Except as otherwise set forth herein, (a) any of the rights, powers, preferences and other terms of the Preferred Stock set forth herein may be waived on behalf of all holders of Preferred Stock by the affirmative written consent or vote of the holders of at least a majority of the shares of Preferred Stock then outstanding and (b) at any time more than one (1) series of Preferred Stock is issued and outstanding, any of the rights, powers, preferences and other terms of any series of Preferred Stock set forth herein may be waived on behalf of all holders of such series of Preferred Stock by the affirmative written consent or vote of the holders of at least a majority of the shares of such series of Preferred Stock then outstanding.

8. Notices. Any notice required or permitted by the provisions of this Article Fourth to be given to a holder of shares of Preferred Stock shall be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the General Corporation Law, and shall be deemed sent upon such mailing or electronic transmission.

FIFTH: Subject to any additional vote required by the Certificate of Incorporation or Bylaws, in furtherance and not in limitation of the powers conferred by statute, the Board is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws of the Corporation.

SIXTH: Subject to any additional vote required by the Certificate of Incorporation, the number of directors of the Corporation shall be determined in the manner set forth in the Bylaws of the Corporation. Each director shall be entitled to one (1) vote on each matter presented to the Board.

SEVENTH: Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

EIGHTH: Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws of the Corporation may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board or in the Bylaws of the Corporation.

NINTH: To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the General Corporation Law or any other law of the State of Delaware is amended after approval by the stockholders of this Article Ninth to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended.

Any repeal or modification of the foregoing provisions of this Article Ninth by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

TENTH: To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which General Corporation Law permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law.

Any amendment, repeal or modification of the foregoing provisions of this Article Tenth shall not (a) adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal or modification or (b) increase the liability of any director of the Corporation with respect to any acts or omissions of such director, officer or agent occurring prior to, such amendment, repeal or modification.

ELEVENTH: The Corporation renounces, to the fullest extent permitted by law, any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, any Excluded Opportunity. An "**Excluded Opportunity**" is any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of (i) any director of the Corporation who is not an employee of the Corporation or any of its subsidiaries, or (ii) any holder of Preferred Stock or any partner, member, director, stockholder, employee, affiliate or agent of any such holder, other than someone who is an employee of the Corporation or any of its subsidiaries (collectively, the persons referred to in clauses (i) and (ii) are "**Covered Persons**"), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a director of the Corporation while such Covered Person is performing services in such capacity. Any repeal or modification of this Article Eleventh will only be prospective and will not affect the rights under this Article Eleventh in effect at the time of the occurrence of any actions or omissions to act giving rise to liability. Notwithstanding anything to the contrary contained elsewhere in this Amended and Restated Certificate of Incorporation, the affirmative vote of the holders of at a majority of the shares of Preferred Stock the outstanding, will be required to amend or repeal, or to adopt any provisions inconsistent with this Article Eleventh.

TWELFTH: Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery in the State of Delaware shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation's stockholders, (iii) any action asserting a claim against the Corporation, its directors, officers or employees arising pursuant to any provision of the Delaware General Corporation Law or the Corporation's certificate of incorporation or bylaws or (iv) any action asserting a claim against the Corporation, its directors, officers or employees governed by the internal affairs doctrine, except for, as to each of (i) through (iv) above, any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten (10) days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of

Chancery does not have subject matter jurisdiction. If any provision or provisions of this Article Twelfth shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Article Twelfth (including, without limitation, each portion of any sentence of this Article Twelfth containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby.

THIRTEENTH: For purposes of Section 500 of the California Corporations Code (to the extent applicable), in connection with any repurchase of shares of Common Stock permitted under the Certificate of Incorporation from employees, officers, directors or consultants of the Corporation in connection with a termination of employment or services pursuant to agreements or arrangements approved by the Board (in addition to any other consent required under the Certificate of Incorporation), such repurchase may be made without regard to any "preferential dividends arrears amount" or "preferential rights amount" (as those terms are defined in Section 500 of the California Corporations Code). Accordingly, for purposes of making any calculation under California Corporations Code Section 500 in connection with such repurchase, the amount of any "preferential dividends arrears amount" or "preferential rights amount" (as those terms are defined therein) shall be deemed to be zero (0).

* * *

3. That the foregoing amendment and restatement was approved by the holders of the requisite number of shares of this corporation in accordance with Section 228 of the General Corporation Law.

4. That this Certificate of Incorporation, which restates and integrates and further amends the provisions of this Corporation's Certificate of Incorporation, has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law.

[Signature Page Follows]

IN WITNESS WHEREOF, this Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of this corporation on this 30th day of March, 2021.

By: /s/Patrick Henry
Patrick Henry, Chief Executive Officer